As filed with the Securities and Exchange Commission on July 20, 2017

1933 Act File No. 333-209496
1940 Act File No. 811-23137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Post-Effective Amendment No. 2

SIERRA TOTAL RETURN FUND

(Exact name of registrant as specified in charter)

280 Park Ave, 6th Floor East
New York, NY 10017

(Address of principal executive offices)

(212) 759-0777

(Registrant’s telephone number, including area code)

Seth Taube
Chief Executive Officer
280 Park Ave, 6th Floor East
New York, NY 10017

(Name and address of agent for service)

Copies of information to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700,
Washington, District of Columbia 20001
Tel. No. (202) 383-0100
Fax No. (202) 637-3593	Heath D. Linsky, Esq. Lauren B. Prevost, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 Tel. No. (404) 233-7000

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☐ on (date) pursuant to paragraph (b) of Rule 486.

☒ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 20, 2017

PRELIMINARY PROSPECTUS

SIERRA TOTAL RETURN FUND

Class A, Class T, Class I, Class S, and Class L Shares of Beneficial Interest

[            ], 2017

Sierra Total Return Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund. The Fund intends to offer to repurchase 5% of its outstanding shares on a quarterly basis. In order to operate as an interval fund, the Fund has adopted a fundamental policy to make a repurchase offer of each class of outstanding shares at the net asset value (“NAV”) of that class of shares once each calendar quarter of each year. See “Quarterly Repurchases of Shares.” The Fund will be externally managed by STRF Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has no experience managing a registered closed-end investment management company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated [            ], 2017, has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears on page 83 of this prospectus. The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., PO Box 219731, Kansas City, MO 64121-9731. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-888-292-3178 or by visiting www.sierratotalreturnfund.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives.  The Fund seeks total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities.

The Fund expects to pursue its investment objectives by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equity of fixed-income and fixed-income related securities, as further described in this prospectus.

Securities Offered.  The Fund intends to engage in a continuous offering of Class A, Class T, Class I, Class S, and Class L shares of beneficial interest of the Fund. On June 6, 2017, the Fund received an exemptive order from the SEC, which permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. The Fund has registered 40,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, at the NAV per share of the relevant share class, plus any applicable sales load. Any sales load will be deducted from the proceeds paid to the Fund. The maximum upfront sales load is (i) 7.00% of the amount invested in Class A shares, which includes a dealer allowance fee of 5.00% and a dealer manager fee of 2.00% of the Fund’s public offering price per Class A share, (ii) 2.00% of the amount invested in Class T shares, which includes a dealer allowance fee of 0.75% and a dealer manager fee of 1.25%, and (iii) 4.25% of the amount invested in Class L shares, a dealer allowance fee of 3.50% and a dealer manager fee of 0.75% of the Fund’s public offering price per Class L share. Class I and Class S shares are not subject to upfront sales charges. In its capacity as the dealer manager, SC Distributors, LLC, (the “Dealer Manager”) will receive the dealer manager fee of 2.00%, 1.25%, and 0.75% of the amount invested by an investor in Class A, Class T, and Class L shares, respectively. The minimum initial investment by a shareholder for Class A shares is $2,500 for regular accounts and $1,000 for retirement plan accounts, and subsequent investments may be made with at least $100 under the Fund’s automatic investment program or at least $1,000 if not made pursuant to the Fund’s automatic investment program. The minimum initial investment by a shareholder for Class T shares is $2,500 for regular accounts or retirement plan accounts and subsequent investments may be made with at least $100 under the Fund’s automatic investment program or at least $1,000 if not made pursuant to the Fund’s automatic investment program. The minimum initial investment for Class I shares is $2,000,000 while subsequent investments may be made in any amount. The minimum initial investment by a shareholder for Class S shares is $2,500 for regular accounts or retirement accounts, and subsequent investments may be made with at least $100 under the Fund’s automatic investment program or at least $1,000 if not made pursuant to the Fund’s automatic investment program. The minimum initial investment by a shareholder for Class L shares is $2,500 for regular accounts or retirement accounts, and subsequent investments may be made with at least $100 under the Fund’s automatic investment program or at least $1,000 if not made pursuant to the Fund’s automatic investment program. The Fund has no minimum asset threshold that must be satisfied prior to launch. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use best efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in fixed-income and fixed-income related securities will be invested in cash or cash equivalents. During the continuous offering, the respective shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.”

Use of Leverage.  The Fund’s investment strategy is not dependent upon leverage and, as an interval fund registered under the 1940 Act, we will be limited in the amount of borrowings we may incur. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in public investment funds, managed by unaffiliated institutional asset managers, that are publicly-traded or are publicly registered but non-traded (“Public Investment Funds”) that may engage in leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers (“Private Investment Funds”) that may engage in leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Investment Funds, may be exposed to the risk of highly leveraged investment programs.

	Class A Shares	Class T Shares	Class I Shares	Class S Shares	Class L Shares
Public offering price	$26.88	$25.51	$25.00	$25.00	$26.11
Maximum sales load as a percentage of purchase amount(1)	7.00%	2.00%	None	None	4.25%
Proceeds to the Fund(2)	$25.00	$25.00	$25.00	$25.00	$25.00

(1)	The “maximum sales load” includes (i) a dealer allowance fee of 5.00% and a dealer manager fee of 2.00% of the Fund’s public offering price per Class A share, (ii) a dealer allowance fee of 0.75% and a dealer manager fee of 1.25% of the Fund’s public offering price per Class T share and (iii) a dealer allowance fee of 3.50% and a dealer manager fee of 0.75% of the Fund’s public offering price per Class L share. The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of the Fund’s shares. See “Plan of Distribution.”
(2)	In addition to the sales load, we estimate that we will incur in connection with this offering approximately $1.4 million of offering expenses if the maximum number of 40,000,000 shares is sold at $25.00 per share. The payment of such expenses, although payable by the Fund, are indirectly paid by investors in this offering and will immediately reduce the NAV of each share purchased in this offering.

See “Risk Factors” beginning on page 26 of this prospectus. Investing in the Fund’s shares involves risks, including (among others) the following:

•	Because the Fund is newly organized, its shares have no pricing or performance history.
•	The Fund has no minimum asset threshold that must be satisfied prior to launch. The amount of capital actually raised by the Fund may be insufficient to allow the Fund to realize its investment objective, which may adversely affect the Fund’s financial condition, liquidity and results of operations.
•	Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.
•	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
•	Shares of the Fund are not redeemable.
•	In order to provide some liquidity to its shareholders, the Fund intends to offer to repurchase its outstanding shares on a quarterly basis. The Fund’s repurchase offers will be conducted pursuant to a fundamental policy, pursuant to which the Fund intends to offer to repurchase 5% of its outstanding shares on a non-discretionary basis once each calendar quarter of each year. See “Quarterly Repurchases of Shares.” In addition, you will be charged an early withdrawal charge of 1.00% if you elect to have the Fund repurchase your Class T shares during the first year of your purchase.
•	You should consider that you may not have access to the money you invest for an indefinite period of time. See “Quarterly Repurchases of Shares.”
•	Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and will be unable to reduce his or her exposure on any market downturn.
•	If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share, which is determined daily, and initial offering prices.
•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Investment Adviser

STRF Advisors LLC (the “Adviser”)

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to Sierra Total Return Fund. We refer to STRF Advisors LLC, our investment advisor, as “STRF Advisors” and the “Adviser.” STRF Advisors is a majority owned subsidiary of Medley LLC, our sponsor, which we refer to as the “Sponsor” or “Medley LLC.” The Sponsor is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. “Medley” refers, collectively, to the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, associated investment funds and their respective affiliates.

The Fund.  Sierra Total Return Fund is a newly organized, continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund. The Fund intends to offer to repurchase 5% of its outstanding shares on a quarterly basis. The Fund is an interval fund and, as such, has adopted a fundamental policy to make a repurchase offer of each class of outstanding shares at the NAV of that class of shares once each calendar quarter of each year. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies.  The Fund seeks total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities.

The Fund intends to meet its investment objectives by investing in the debt of U.S. companies with a focus on transactions sourced for the Fund by its Adviser, including in fixed-income oriented funds. The Fund anticipates that a substantial portion of its portfolio will consist of senior and subordinated debt. The Fund’s debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser believes the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that allow coupons to rise in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Adviser is an affiliate of Medley Management Inc. (NYSE:MDLY) (“Medley”), an asset management firm with approximately $5.5 billion of assets under management as of March 31, 2017. “Assets under management” or “AUM” refers to the assets of the various funds managed by Medley, which represents the sum of the NAV of such funds, the drawn and undrawn debt (at the fund level, including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods). The Adviser is a newly formed investment adviser that has no experience managing a registered closed-end investment management company. To provide its services, the Adviser draws upon Medley, its management team and their collective investment experience.

The Adviser believes that global economic trends increasingly favor yield oriented investment strategies. On the one hand, slowing global economic growth and sovereign deleveraging may continue to challenge the ability of traditional asset classes and strategies to fully address investors’ needs. On the other hand, increasing government regulation may force some categories of investors such as banks to avoid certain types of yield oriented investments, creating new opportunities for investment. The combination of these trends could enhance the attractiveness of yield oriented asset classes relative to other credit investments while adhering to the liquidity needs of the Fund.

The Fund will only invest in other funds or securities for which the Adviser or its affiliates do not act as the investment adviser or the party responsible for managing and operating the fund to the extent such investments are permitted under the 1940 Act. Under these limits, except for registered money market funds, the Fund generally cannot acquire more than 3% of the voting stock of any registered investment company or business development company, invest more than 5% of the value of the Fund’s total assets in the securities of one registered investment company or business development company or invest more than 10% of the value of the Fund’s total assets in the securities of one or more investment companies. With regard to that portion of the Fund’s portfolio invested in securities issued by registered investment companies or business development companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

The Fund’s investment strategy is not dependent upon leverage and, as an interval fund registered under the 1940 Act, we will be limited in the amount of borrowings we may incur. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund does not plan to issue preferred shares within twelve months of the effectiveness of its registration statement. The Fund may also invest in Public Investment Funds and Private Investment Funds that may engage in leverage up to any limitations under applicable law with respect to such Public Investment Funds and Private Investment Funds that may engage in leverage without limit.

The Fund intends to pursue its investment objectives by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equity of fixed-income and fixed-income related securities, including real estate securities (defined below).

The Fund defines fixed-income and fixed-income related securities, including real estate securities, to consist of: (i) loans, bonds and other fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; (ii) real estate securities including common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured, secured or unsecured debt issued by: (A) private, institutional real estate investment funds managed by institutional investment managers; and (B) publicly traded or publicly registered and non-traded real estate investment trusts; publicly traded or publicly registered and non-traded real estate operating companies; exchange traded funds; index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate; (iii) equity of investment funds, which may include (A) public investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”), including closed and open-end funds, exchange traded funds, exchange traded notes, index mutual funds and business development companies that are publicly-traded or are publicly registered and non-traded, that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any public real estate related funds as listed above and (B) private investment funds managed by unaffiliated institutional asset managers (“Private Investment Funds”) that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any private real estate related funds as listed above; and (iv) non-controlling interests in equity and junior debt tranches of collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics). With respect to the foregoing investments, the Fund’s general investment strategy will be broad and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets.

Investment Strategy.  The Adviser will seek to achieve the Fund’s investment objectives through a disciplined and balanced allocation among four distinct asset strategies. The four strategies are described in more detail below and each offers a different balance of liquidity, yield, and long term appreciation as well as correlation to the equity markets and other markets. Within each investment strategy, the Adviser will further advance its objectives by maintaining the flexibility to invest in both public and private traded securities at all levels of the capital structure. In addition, the Adviser will seek to enhance yield and returns within each investment strategy through asset selection driven by in-depth fundamental research focused on operational and financial metrics as well as relative value.

Loan Strategy.  The Adviser will seek to build a portfolio of loans to U.S. companies with a focus on transactions sourced for the Fund by the Adviser. The Fund’s debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser believes the investment presents an opportunity for income and returns. The Fund’s portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that allow coupons to increase in rising interest rate and inflationary environments. The Fund anticipates that a substantial portion of its portfolio will consist of senior and subordinated debt.

The Adviser, through its investment team (the “Investment Team”) that actively source new investments, will provide the Fund with access to proprietary deal flow. The Fund believes that the Adviser’s networks and deal generation strategies create opportunities to deploy capital across a broad range of transactions that have attractive investment characteristics. While the Fund intends to invest primarily in U.S. companies, there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers. Furthermore, the Fund invests in debt securities without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity and expects that investments in debt securities typically will have a dollar weighted average maturity of approximately three to ten years.

Public Investment Fund Strategy.  The Adviser may seek to invest in a diversified portfolio of Public Investment Funds that principally hold portfolios of fixed-income and fixed-income related securities. Our investment criteria on a macro level will include relative attractiveness of the target Public Investment Fund to the broader market and the impact of the debt capital markets on such Public Investment Fund’s equities. On a micro level, the Adviser will examine the attractiveness of the target Public Investment Fund’s portfolio; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels. For Public Investment Funds that are not traded, investment criteria will include evaluating the strength of such Public Investment Fund’s sponsor and management; the attractiveness of the specific types of securities in which it invests; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; target leverage levels; and potential for a value-add liquidity event (such as sale of the fund or listing on a stock exchange) following the close of the offering.

Private Investment Fund Strategy.  The Adviser may seek to invest in a diversified portfolio of Private Investment Funds that principally manage portfolios of fixed-income and fixed-income related securities primarily for institutional investors such as pension funds, insurance companies or family offices. The Fund will limit its investments in Private Investment Funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the 1940 Act, to no more than 15% of its net assets. Private Investment Funds are typically private equity funds and hedge funds. Using information generally available to investors, the Adviser will evaluate Private Investment Fund managers based on the strength of the sponsor and management; consistency of investment process, prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, target leverage levels; and ability to weather credit cycles by employing effective risk management and mitigation strategies.

Many Private Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Fund will seek to leverage the relationships of the Adviser to gain access to such Private Investment Funds on terms consistent with those offered to similarly sized institutional investors. Furthermore, the Fund believes that investments in Private Investment Funds will offer opportunities for moderate income and growth as well as lower correlation to equity markets but will also be less liquid.

Structured Product Strategy.  The Adviser may seek to invest in a portfolio of non-controlling interests in equity and junior debt tranches of structured credit products, including collateralized debt obligations, collateralized bond obligations, collateralized loan obligations and other structured products that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics). The Adviser believes that such structured products may provide a higher yield than non-structured products with similar credit and tenor characteristics because they are more complicated to analyze and, therefore, appeal to a narrower universe of buyers. In evaluating a particular structured product investment, the Adviser will consider the credit quality and liquidity of the assets underlying the structured product. The Adviser will further evaluate the timing or cash flows for the underlying assets relative to the timing of cash flows for the structured product. The Adviser will also review any unique structural characteristics of the security such as auction call features or optional redemptions.

Diversification.  The Fund intends to further its objectives of providing current income, achieving long-term capital appreciation, and maintaining moderate portfolio volatility and correlation by maintaining appropriate diversification. In addition to diversifying into the four investment strategies described above, the Fund will also seek to diversify by holding multiple positions within each strategy. The Adviser will seek to further diversify the portfolio by selecting securities from different regions and industries. While the Adviser will consider opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective. The Adviser also seeks diversification by investing across various levels and qualities of the capital structure.

See “Investment Objectives, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition.

Investment Adviser.  STRF Advisors, the investment adviser of the Fund, is a registered investment adviser under the Advisers Act, and was formed on April 4, 2016.

The Adviser is an affiliate of Medley, an asset management firm that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors.

Management and Incentive Fees.  Pursuant to an Investment Management Agreement between the Fund and the Adviser (the “Investment Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter, subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to the Adviser for any administrative services provided by the Adviser and any interest expense and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of the Fund’s shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s repurchases. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle rate.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•	No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.76%. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 1.76%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of the Fund’s pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.76% in any calendar quarter; and
•	15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

See “Management of the Fund — Investment Adviser” for additional information concerning fees paid to the Fund’s Adviser.

Expense Support Agreement

On May 12, 2017, the Fund entered into the Second Amended and Restated Expense Support Agreement (the “Expense Support Agreement”) with STRF Advisors. Pursuant to the Expense Support Agreement, STRF Advisors has agreed to reimburse the Fund for expenses the Fund incurs for the purpose of limiting the Fund’s payment of certain operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, incentive fees, shareholder services expenses, annual dealer manager fees, distribution fees and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) in any fiscal year to 2.66% per annum of the Fund’s average daily gross assets attributable to each of Class A, Class T, Class I, Class S and Class L shares (the “Operational Expense Limit”). The initial term of the Expense Support Agreement was for twelve months, beginning as of the effective date of the Fund’s registration, November 9, 2016. STRF Advisors and the Fund have agreed to extend the term of the Expense Support Agreement beyond November 9, 2017, for a new twelve-month period beginning as of the date of this prospectus. Following this twelve-month term, STRF Advisors may elect, in its sole discretion, to offer to continue the Expense Support Agreement for successive quarterly periods. Any such continuance must be approved by a majority of the Board of Trustees, including a majority of the trustees that are not “interested persons” of the Fund, as such term is defined under the 1940 Act. The Board of Trustees may terminate the Expense Support Agreement at any time, and there can be no assurance that the Adviser will renew the Expense Support Agreement after the twelve-month period noted above. The Adviser will be eligible to recoup expense support payments it previously made, both during the term of the Expense Support Agreement and upon its termination by the Board of Trustees, within the three years following the period in which the expenses occurred and the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s average daily gross assets with respect to the respective Class A, Class T, Class I, Class S, and Class L shares in the period of recoupment to exceed the lesser of the Operational Expense Limit in effect at the time the Expense Support Payment was made in that period or the Operational Expense Limit in effect at such time STRF Advisors seeks recoupment.

Distributor and Dealer Manager

The Fund entered into a Distribution Agreement with ALPS Distributors, Inc. (the “Distributor”), pursuant to which the Distributor is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. In addition, the Fund entered into a Dealer Manager Agreement with SC Distributors, LLC, (the “Dealer Manager”), pursuant to which the Dealer Manager receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of Class A, Class T, Class I, and Class L shares. In connection with the Dealer Manager’s wholesale activities, the Distributor entered into the Wholesale Marketing Agreement with the Dealer Manager, pursuant to which the Dealer Manager will solicit, through participating dealers, purchasers in the Fund’s shares and undertake such advertising and promotion as it believes is reasonable in connection with procuring purchasers in the Fund’s shares.

Administrator, Sub-Administrator, and Transfer Agent.  On November 9, 2016, the Fund entered into an administration agreement (the “Administration Agreement”) with Medley Capital LLC (the “Administrator”), pursuant to which Medley Capital LLC furnishes the Fund with administrative services necessary to conduct its day-to-day operations. In addition, on November 9, 2016, Medley Capital LLC entered into a sub-administration agreement with ALPS Fund Services, Inc. (the “Sub-Administration Agreement”) pursuant to which ALPS Fund Services, Inc. will serve as a sub-administrator for the Fund. DST Systems, Inc. will serve as the transfer agent of the Fund (the “Transfer Agent”). See “Management of the Fund” for additional information.

Distribution Fees.  Class T and Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% and 0.25% of the Fund’s average daily net assets attributable to Class T and Class L shares, respectively, and is payable on a quarterly basis. Class I shares will pay the Dealer Manager a Distribution Fee, which the Fund refers to as the “annual dealer manager fee”, that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class I shares for a period of four years from the date of each investment. The Distribution Fee attributable to Class T, Class I, and Class L shares will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341, respectively. Class A and Class S shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Shareholder Services Fee.  The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class T, Class I, and Class L shares under which the Fund will pay the Distributor an annual shareholder services fee equal to 0.25% of its average daily net assets attributable to Class A, Class T, Class I, and Class L shares, respectively, which the Distributor will reallow or allocate to participating broker dealers and/or financial advisors for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Class S shares are not subject to an annual shareholder services fee.

Closed-End Fund Structure.  Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

Share Classes.  The Fund intends to offer five different classes of shares: Class A, Class T, Class I, Class S, and Class L shares. On June 6, 2017, the Fund received an exemptive order from the SEC, which permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability.  An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Quarterly Repurchases of Shares.  Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless certain limited circumstances occur. See “Quarterly Repurchases of Shares.” The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than the percentage of the Fund’s shares being repurchased. The Fund intends to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchase offers. Quarterly repurchases provide shareholders with a certain minimum amount of liquidity, but can also limit the Fund’s ability to implement its investment strategy if the Fund’s liquidity position is such that it must forego an attractive investment opportunity in order to satisfy a quarterly repurchase offer. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Investment Funds. See “Risk Factors.”

•	The Fund is a closed-end investment company with no history of operations;
•	An investment in the Fund involves the risk of possibly losing the entire principal amount invested in the Fund due to unpredictable market conditions;
•	The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests;
•	Increases in interest rates generally will cause the Fund’s fixed-rate debt securities to decline in price;
•	Investments in debt securities with longer terms to maturity are subject to greater volatility than investments in shorter-term obligations;
•	The Fund’s investments in various types of debt securities and instruments may be unsecured or unrated, are subject to the risk of non-payment, and may have speculative characteristics;
•	Subordinated investments in debt have lower priority in right of payment to any higher ranking obligations of the borrower, and the cash flow and assets of the borrower may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower;
•	The Fund’s possible use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Investment Fund’s) underlying investments;
•	The Fund may make purchases on “margin,” which is speculative and involves certain risks. The Fund may sustain losses in excess of cash and any other assets deposited as collateral with the dealer or securities margin financier;
•	The Fund is subject to financial market risks, including changes in interest rates. Because the Fund may use debt to finance investments, changes in interest rate may have a material adverse effect on the Fund’s net investment income;

•	The Fund may invest in Public Investment Funds and Private Investment Funds, which are subject to their strategy specific risks such as leverage risk, derivatives risk and market risk. Fund shareholders will indirectly bear sales loads and asset-based fees and expenses, which may include upfront and ongoing fees relating to the Fund’s purchase of shares of Public Investment Funds and/or Private Investment Funds, and fees payable by Public Investment Funds and/or Private Investment Funds to compensate their management teams through asset-based fees, including: (i) a base management fee in the range of 2.0% of such fund’s total assets; and (ii) an incentive fee in the range of 20% of such underlying fund’s net investment income and, in most cases, in the range of 20% of such underlying fund’s capital gains. In addition, Private Investment Funds are subject to illiquidity risk. These expenses are in addition to the management fee and incentive fee that the Adviser will receive from the Fund, which are also indirectly paid by the Fund’s shareholders;
•	The Fund may invest in securities of exchange traded funds and exchange traded notes, which are subject to all of the risks of a direct investment in the underlying securities that the exchange traded fund and exchange traded note holds;
•	The Fund may invest in real estate securities, and as a result its portfolio may be impacted by the performance of the real estate market. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry;
•	Investments (directly or indirectly) in real estate investment trusts will subject the Fund to various risks. Share prices of a real estate investment trust may decline because of adverse developments affecting the real estate industry and real property values, which may be affected by a variety of factors:
•	Real estate operating companies, like real estate investment trusts, expose the Fund to the risks of the real estate market, which may be affected by a variety of factors. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry;
•	The underlying funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the underlying funds and also may be higher than other funds that invest directly in securities. The underlying funds are subject to specific risks, depending on the nature of the specific underlying fund;
•	The underlying funds in which the Fund invests may utilize financial leverage, which may not be subject to any regulatory limitations. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well;
•	The Fund may invest in collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. Investments in the lowest tranches bear the highest level of risk. Certain structured products may be thinly traded or have a limited trading market. Collateralized loan obligations and credit-linked notes are typically privately offered and sold;
•	Below investment grade instruments (commonly known as high-yielding, high risk investments or as “junk” investments) may be particularly susceptible to economic downturns, which could cause losses;
•	The Fund’s NAV may be more volatile because it invests in medium and small capitalization companies, which have fewer capital resources and shorter operating histories as compared to larger companies;
•	During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled;
•	Certain investments will be exposed to the credit risk of the counterparties with whom the Fund deals;

•	The Fund may be required to pay the Adviser incentive compensation for a quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter because the Adviser is entitled to receive incentive compensation on income regardless of any capital losses;
•	The incentive fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement and may encourage the Adviser to use leverage to increase the return on the Fund’s investments;
•	Foreign securities or other instruments of foreign issuers or borrowers may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;
•	The Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and only a limited liquidity is expected to be provided to shareholders through the Fund’s quarterly repurchases at NAV;
•	The Fund may invest in illiquid and restricted securities that may be difficult to dispose of at a fair price when the Fund believes it is desirable to do so;
•	The Adviser has no experience managing a registered closed-end investment management company;
•	The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel and the loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund;
•	The Adviser will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities;
•	The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio;
•	Payment for repurchases of shares by the Fund may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover;
•	The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of a majority of the members of the Board of Trustees who are not “interested persons” of the Fund or STRF Advisors as defined in Section 2(a)(19) of the 1940 Act and are “independent” as determined by the Board of Trustees (the “Independent Trustees”) and, in some cases, the SEC;
•	The valuation of securities or instruments that lack a central trading place (such as loans or fixed-income instruments) may carry greater risk than those which trade on an exchange;
•	As a “non-diversified” fund under the 1940 Act, the Fund may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence;
•	The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year, which may result in the realization of net short-term capital gains by the Fund which, when distributed to Fund shareholders, will be taxable as ordinary income;
•	The Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful;
•	Although the U.S. credit markets are not currently experiencing the same extreme volatility and market disruption as occurred during 2008 to 2009, extreme volatility or market disruption may recur in the future;

•	Disasters, instability in the Middle East, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide;
•	The instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable; and
•	To qualify and remain eligible for the special tax treatment accorded to regulated investment companies (“RICs”) and their shareholders under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income and asset-diversification tests each year. If the Fund so qualifies and satisfies certain minimum distribution requirements, the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of realized net long-term capital gains over realized net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs to the extent they do not meet certain minimum distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these minimum distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of 6.00%, 5.25%, 5.50%, 6.25% and 5.75% of the Fund’s current NAV per Class A, Class T, Class I, Class S, and Class L shares, respectively. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Reinvestment Policy.” A shareholder is subject to the same tax liability regardless of whether he or she received distributions in additional shares or cash. For information on how shareholders can make an election to withdraw from the distribution reinvestment policy, see the section entitled “Distribution Reinvestment Policy” on page 69 of this prospectus. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. For more information, see “Risk Factors — Distribution Policy Risk” on page 49 of this prospectus and the section entitled “Distribution Reinvestment Policy” on page 69 of this prospectus.

Custodian

U.S. Bank, N.A. will serve as the Fund’s custodian (the “Custodian”). See “Management of the Fund.”

FUND EXPENSES

	Class A	Class T	Class I	Class S	Class L
Shareholder Transaction Expenses(13)
Maximum Sales Load(1) (as a percent of offering price)	7.00%	2.00%	None	None	4.25%
Offering Expenses(2)	0.87%	0.87%	0.87%	0.87%	0.87%
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase(3) (as a percent of original purchase price)	None	1.00%	None	None	None
Annual Expenses (as a percentage of net assets attributable to shares)(13)
Management Fees(4)	1.65%	1.65%	1.65%	1.65%	1.65%
Incentive Fees (15%)(5)	—	—	—	—	—
Interest Payments on Borrowed Funds	0.18%	0.18%	0.18%	0.18%	0.18%
Acquired Fund Fees and Expenses(6)(7)	1.13%	1.13%	1.13%	1.13%	1.13%
Shareholder Services Expenses(8)	0.25%	0.25%	0.25%	None	0.25%
Distribution Fee(9)	None	0.75%	0.50%	None	0.25%
Other Expenses(7)(10)(11)	1.49%	1.49%	1.49%	1.49%	1.49%
Total Gross Annual Expenses	4.70%	5.45%	5.20%	4.45%	4.95%
Expense Support	(1.36)%	(1.36)%	(1.36)%	(1.36)%	(1.36)%
Total Net Annual Expenses(12)	3.34%	4.09%	3.84%	3.09%	3.59%

The Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you or your family invest, or agree to invest in the future, at least $2,500 for regular accounts or $1,000 for retirement plan accounts. You may qualify for sales charge discounts on purchases of Class T and Class L shares if you or your family invest, or agree to invest in the future, at least $2,500 for regular accounts and retirement plan accounts. More information about these and other discounts is available from your financial professional and in “Plan of Distribution — Purchasing Shares” starting on page 75 of this prospectus. More information about management fees, incentive fees, and other expenses is available in “Management of the Fund” starting on page 56 of this prospectus.

(1)	The “maximum sales load” includes (i) a dealer allowance fee of 5.00% and a dealer manager fee of 2.00% of the Fund’s public offering price per Class A share, (ii) a dealer allowance fee of 0.75% and a dealer manager fee of 1.25% of the Fund’s public offering price per Class T share, and (iii) a dealer allowance fee of 3.50% and a dealer manager fee of 0.75% of the Fund’s public offering price per Class L share. In no event will the aggregate dealer manager fees exceed 7.00%, 2.00%, and 4.25% of the gross offering proceeds received attributable to Class A, Class T and Class L shares, respectively. Class A, Class T, and Class L shares are subject to a total sales charge cap, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, of 7.25%, 6.25%, and 6.25% under FINRA Rule 2341, respectively. Class I and Class S shares are sold at the prevailing NAV for such share without any upfront sales load.
(2)	Amount reflects estimated offering expenses to be paid by the Fund of up to $0.5 million if the Fund raises $165.0 million in proceeds (net of the sales load) in this offering during the first twelve months. The offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including, but not limited to, costs associated with technology integration between the Fund’s systems and those of its broker-dealers. The Fund will also pay a $25.00 fee to Strategic Capital Advisory Services, LLC (“Strategic Capital”), an affiliate of the Dealer Manager, for each subscription agreement that Strategic Capital reviews and/or processes.
(3)	Shareholders tendering Class T shares, through a quarterly repurchase offer request, fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 1.00%, which will be deducted from the repurchase proceeds of Class T shares, if (i) the original purchase was for amounts of $1 million or less and (ii) the selling broker received the reallowance of the dealer-manager fee. Class A, Class I, Class S, and Class L shares are not subject to an early withdrawal charge.

(4)	The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. Average daily total assets is defined as the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received, as of each day, divided by the number of days in such monthly period. For purposes of calculating the management fee, the term “total assets” includes any assets acquired with the proceeds of leverage.
(5)	The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee the Fund pays to increase to the extent the Fund earns greater income through its investments. The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return of the Fund’s adjusted capital, equal to 1.50%, subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. See “Management of the Fund — Investment Adviser” for a full explanation of how the incentive fee is calculated. Because the example following this table assumes a 5.0% annual return, as required by the SEC, no incentive fee would be payable in the current fiscal year. Based on the Fund’s current business plan, the Fund anticipates that it may have investment income that could result in the payment of an incentive fee to the Adviser in the current fiscal year. However, because the fund is a new offering with no performance history, its performance may not be accurately predicted.
(6)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this “Fund Expenses” table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Costs associated with certain investment vehicles, such as real estate investment trusts and private equity funds, are not included in the presentation of the Fund’s fees and expenses due to the fact that such indirect costs are excluded for purposes of this line item. The Fund may invest in such funds whose fees and expenses are excluded from this “Fund Expenses” table above, and in that event the Fund would indirectly incur costs relating to such investments.
(7)	Based on estimated amounts for the current fiscal year.
(8)	The shareholder services fee relates to activities for which service fees may be paid as contemplated by the Conduct Rules of FINRA, which are administrative support services, not primarily intended to result in the sale of shares. Such shareholder services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding SAI, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, SAI, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses, and (viii) providing such other similar services as the Fund may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules, or regulations.
(9)	The Distribution Fee attributable to Class T, Class I, and Class L shares will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341, respectively. Class A and Class S shares are not subject to a Distribution Fee.
(10)	Other expenses include accounting, legal and auditing fees of the Fund, as well as the reimbursement of the compensation of the Fund’s chief compliance officer and other administrative personnel and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Other expenses also include approximately $0.6 million of upfront offering and organizational expenses in connection with the Fund’s initial setup and launch. Other expenses as an annual percentage of net assets excluding the impact of these upfront expenses is 1.09%.
(11)	Based on estimated amounts the Fund expects to pay during the current fiscal year and does not include preferred pricing arrangements the Fund may receive from certain parties as newly-formed entities.
(12)	The Adviser and the Fund have entered into the Expense Support Agreement, pursuant to which the Adviser has agreed to reimburse the Fund for expenses the Fund incurs for the purpose of limiting the Fund’s payment of certain operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, incentive fees, shareholder services expenses, annual dealer manager fees, distribution fees and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) in any fiscal year to 2.66% per annum of the Fund’s average daily gross assets attributable to each of Class A, Class T, Class I, Class S, and Class L shares (the “Operational Expense Limit”). The Adviser will be eligible to recoup expense support payments it previously made, both during the term of the Expense Support Agreement and upon its termination by the Board of Trustees, within the three years following the period in which the expenses occurred and the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s average daily gross assets with respect to the respective Class A, Class T, Class I, Class S, and Class L shares in the period of recoupment to exceed the lesser of the Operational Expense Limit in effect at the time the Expense Support Payment was made in that period or the Operational Expense Limit in effect at such time the Advisor seeks recoupment. The initial term of the Expense Support Agreement was for twelve months, beginning as of the effective date of the Fund's registration statement, November 9, 2016. The Adviser and the Fund have agreed to extend the term of the Expense Support Agreement beyond November 9, 2017, for a new twelve-month period beginning as of the date of this prospectus. The Board of Trustees may terminate the Expense Support Agreement at any time, and there can be no assurance that the Adviser will renew the Expense Support Agreement after the twelve-month period noted above.
(13)	Amount assumes we sell $165 million worth of our shares of beneficial interest in the next twelve months, which includes approximately $33 million of Class A shares, Class T shares, Class I shares, Class L shares, and Class S shares. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise less than $165 million, our expenses as a percentage of average net assets may be significantly higher. Assuming we raise approximately $165 million over the twelve months, we would receive net proceeds of approximately $159 million. There can be no assurance that we will sell $165 million worth of our shares of beneficial interest in the next twelve months.

Examples

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The examples give effect to the Expense Support Agreement for only year one.

5% Return

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$110	$198	$287	$511
Class T Shares	$69	$175	$280	$520
Class I Shares	$47	$151	$255	$512
Class S Shares	$40	$130	$221	$454
Class L Shares	$86	$181	$276	$515

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of such period. The examples give effect to the Expense Support Agreement for only year one.

5% Return, redemption

Share Class	1 Year		3 Years	5 Years	10 Years
Class A Shares	$110		$198	$287	$511
Class T Shares	$79	*	$175	$280	$520
Class I Shares	$47		$151	$255	$512
Class S Shares	$40		$130	$221	$454
Class L Shares	$86		$181	$276	$515

*	The Early Withdrawal Charge applies. See “Early Withdrawal Charge” under “Quarterly Repurchases of Shares.”

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST Systems, Inc., currently $5. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The Fund may also pay organizational and offering costs in connection with the initial offering of the shares estimated to be $1.4 million. The organizational expenses are recorded as they are incurred, while the offering expenses will be amortized over the first twelve months of the Fund’s operations. The Fund’s offering costs and organizational expenses are borne by the Fund’s shareholders as an expense of the Fund. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

Because the Fund is newly formed and has no performance history as of the date of this prospectus, a financial highlights table for the Fund has not been included in this Prospectus.

THE FUND

The Fund is a newly organized, continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on January 26, 2016 and has no operating history. The Fund’s principal office is located at 280 Park Ave, 6th Floor East, New York, NY 10017, and its telephone number is (212) 759-0777.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load, all of which is non-refundable. The Fund’s distributions may consist, in whole or in part, of a return of capital even after the Fund is fully invested.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund seeks total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities.

The Fund intends to pursue its investment objectives by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equities of “fixed-income and fixed-income related securities,” including real estate securities. The Fund may invest without limitation in fixed-income and fixed-income related securities of any sector of any industry.

The Fund defines fixed-income and fixed-income related securities, including real estate securities, to consist of:

(i)	loans, bonds and other fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers;
(ii)	real estate securities including common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured, secured or unsecured debt issued by: (A) private, institutional real estate investment funds managed by institutional investment managers; and (B) publicly traded or publicly registered and non-traded real estate investment trusts; publicly traded or publicly registered and non-traded real estate operating companies; exchange traded funds; index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate;
(iii)	equity of investment funds, which may include (A) Public Investment Funds, including closed and open-end funds, exchange traded funds, exchange traded notes, index mutual funds and business development companies that are publicly-traded or are publicly registered and non-traded, that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any public real estate related funds as listed above and (B) Private Investment Funds that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any private real estate related funds as listed above; and
(iv)	non-controlling interests in equity and junior debt tranches of collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

With respect to the foregoing investments, the Fund’s general investment strategy will be broad and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Adviser believes that global economic trends increasingly favor yield oriented investment strategies. Slowing global economic growth and sovereign deleveraging may continue to challenge the ability of traditional asset classes and strategies to fully address investors’ needs. Increasing government regulation may force some categories of investors, such as banks, to avoid certain types of yield oriented investments, opening up new opportunities for investment. The combination of these trends could enhance the attractiveness of yield oriented asset classes. The Adviser believes that it can capitalize on these trends to provide attractive risk-adjusted income and returns relative to other credit investments while adhering to the liquidity needs of the Fund.

The Adviser will seek to achieve the Fund’s investment objectives through a disciplined and balanced allocation among four distinct asset strategies. The four strategies are described in more detail below and each offers a different balance of liquidity, yield, and long term appreciation as well as correlation to the equity markets and other markets. Within each investment strategy, the Adviser will further advance the Fund’s objectives by maintaining the flexibility to invest in both public and private securities at all levels of the capital structure. In addition, the Adviser will seek to enhance yield and returns within each investment strategy through asset selection driven by in-depth fundamental research focused on both operational and financial metrics as well as relative value.

Loan Strategy

The Adviser will seek to build a portfolio of debt investments to U.S. companies with a focus on transactions sourced for the Fund by the Adviser. The Fund’s debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. In addition, the Fund may invest in securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts). The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser believes the investment presents an opportunity for risk-adjusted income and returns. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that allow coupons to increase in rising interest rate and inflationary environments.

The Adviser, through its industry relationships and the Investment Team that actively source new investments, provides the Fund with access to proprietary deal flow. The Fund believes that the Adviser’s networks and deal generation strategies create opportunities to deploy capital across a broad range of transactions that have attractive investment characteristics. While the Fund intends to invest primarily in U.S. companies, there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers.

Public Investment Fund Strategy

The Adviser will seek to invest in a diversified portfolio of Public Investment Funds that principally hold portfolios of fixed-income and fixed-income related securities. Our investment criteria on a macro level will include relative attractiveness of the target Public Investment Fund to the broader market and the impact of the debt capital markets on such Public Investment Fund’s equities. On a micro level, the Adviser will examine the attractiveness of the target Public Investment Fund’s portfolio; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels. For Public Investment Funds that are not traded, investment criteria will include evaluating the strength of the such Public Investment Fund’s sponsor and management; the attractiveness of the specific types of securities in which it invests; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; target leverage levels; and potential for a value-add liquidity event (such as sale of the fund or listing on a stock exchange) following the close of the offering.

Within the Public Investment Fund strategy described above, the Fund will limit its exposure to any one company. While the Fund does not have a specific policy that limits the amount that the Fund may invest in any one company, maintaining a well-diversified portfolio is a part of the Adviser’s general investment strategy. The Adviser will monitor the Fund’s portfolio on an ongoing basis and will consider its current level of diversification before making a material investment in any one company. The Fund will also seek to diversify its Public Investment Fund investment portfolio across underlying strategies including:

•	Secured Credit Opportunities. An investment strategy focused on first or second lien, senior secured loans. This may also include unitranche loans, which combine both senior and mezzanine debt, typically in a first lien position.
•	Unsecured Credit Opportunities. An investment strategy focused on loans subordinate to senior loans. This is typically mezzanine debt.
•	Equity Investments. An investment strategy focused on assuming equity positions, typically through warrants, as a part of an issued loan.
•	Public Real Estate Securities. An investment strategy focused on “real estate securities”, including real estate investment trusts and real estate operating companies.
Private Investment Fund Strategy

The Adviser may seek to invest in a diversified portfolio of Private Investment Funds that principally manage portfolios of fixed-income and fixed-income related securities primarily for institutional investors, such as pension funds, insurance companies or family offices. The Fund will limit its investments in Private Investment Funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the 1940 Act, to no more than 15% of its net assets. Private Investment Funds are typically private equity funds and hedge funds. Private Investment Funds may benefit from longer investment horizons, access to deal flow due to relationships with investment banks and other sources of deal flow, access to proprietary deal flow, or proprietary analytics. Using information generally available to investors, the Adviser will evaluate Private Investment Fund managers based on the strength of the sponsor and management; consistency of investment process, prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the sectors and geographical allocations of the fund; expected stability of income; and expected capital appreciation, target leverage levels and ability to weather credit cycles by employing effective risk management and mitigation strategies.

Within the Private Investment Fund strategy described above, the Fund will limit its exposure to any one manager. The Fund will also seek to diversify its Private Investment Fund investment portfolio across underlying strategies including:

•	Debt Opportunities. A long/short investment strategy in corporate debt securities of leveraged companies and financially distressed firms and other investments.

•	Credit Opportunities. A long/short investment strategy in corporate debt securities to capture credit opportunities in all market environments.
•	Structured Credit. A long/short investment strategy in structured securities.
•	Private Real Estate Securities. An investment strategy focused on “real estate securities,” including private, institutional real estate investment funds managed by institutional investment managers.

Many Private Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Fund will seek to leverage the relationships of the Adviser to gain access to such Private Investment Funds on terms consistent with those offered to similarly sized institutional investors. Furthermore, the Fund believes that investments in Private Investment Funds will offer opportunities for moderate income and growth as well as lower correlation to equity markets but will also be less liquid.

Structured Product Strategy

The Adviser may seek to invest in a portfolio of equity and debt tranches of structured credit products, including collateralized debt obligations, collateralized bond obligations, collateralized loan obligations, asset-backed securities, mortgage-backed securities, credit-linked notes and other structured products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics). The Adviser believes that such structured products may provide a higher yield than non-structured products with similar credit and tenor characteristics because they are more complicated to analyze and, therefore, appeal to a narrower universe of buyers. In evaluating a particular structured product investment, the Adviser will consider the credit quality and liquidity of the assets underlying the structured product. The Adviser will further evaluate the timing or cash flows for the underlying assets relative to the timing of cash flows for the structured product. The Adviser will also review any unique structural characteristics of the security such as auction call features or optional redemptions.

Diversification

The Fund intends to further its objectives of providing current income, achieving long-term capital appreciation, and maintaining moderate portfolio volatility and correlation by maintaining appropriate diversification. In addition to diversifying into the four investment strategies described above, the Fund will also seek to diversify by holding multiple positions within each strategy. The Adviser will seek to further diversify the portfolio by selecting securities from different regions and industries. While the Adviser will consider opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, geo-political or other conditions. During such times, the Adviser may determine that the Fund should invest a significant amount of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. government, its agencies or instrumentalities, as well as other hedging instruments and puts. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Adviser’s investment committee (the “Investment Committee”).

The Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that a fund have asset coverage of at least 300% after such issuance of preferred shares. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. Given the Fund’s investment strategies, it is not anticipated that a significant portion of the Fund’s income will be eligible to be designated as qualified dividend income or as eligible for the corporate dividends received deduction. See “U.S. Federal Income Tax Matters.”

In addition, the Fund generally will not be permitted to co-invest with certain of its affiliates in privately negotiated transactions unless we obtain an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance. For example, we may co-invest with affiliates consistent with guidance promulgated under the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similiarly-situated funds like us rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that no term other than price is negotiated. On March 29, 2017, we received an exemptive order from the SEC (the “Exemptive Order”) that permits us to co-invest in privately negotiated transaction with registered investment companies, private funds, and business development companies, each of whose investment adviser is Medley LLC, subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Board of Trustees determines that it would be in our best interest to participate in the transaction. However, neither we nor the entities with which the Exemptive Order permits us to co-invest are obligated to invest or co-invest when investment opportunities are referred to us or them.

On May 24, 2017, the Fund, STRF Advisors and certain of our affiliates filed an exemptive application for a co-investment order that would supersede the Exemptive Order (the “New Exemptive Order”) and would allow, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when we will receive the Exemptive Order. The Exemptive Order will remain in effect unless and until the New Exemptive Order is granted by the SEC. The terms of the New Exemptive Order, if received, would be substantially similar to the Exemptive Order.

Investment Process

Medley has cultivated a disciplined and repeatable process for sourcing, executing, monitoring, structuring and exiting investments.

Identification

Medley’s experience and reputation have allowed it to generate a substantial and continuous flow of attractive investment opportunities. Medley maintains a strong and diverse network which results in sustained and high quality deal flow. We believe that the breadth and depth of experience of the Investment Team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and pursue attractive investment opportunities. We believe that the Investment Team will compile a robust pipeline of transactions ready for possible inclusion in our portfolio by leveraging Medley’s deal flow network.

Disciplined Underwriting

The Investment Team will perform thorough due diligence and focus on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. Medley’s disciplined underwriting process also involves engagement of industry experts and third-party consultants.

Prior to making an investment, the Investment Team may subject each potential borrower to an extensive credit review process, which will typically begin with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. The Investment Team may also compare liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus will include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks will typically be conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team may contact customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

Our disciplined underwriting process will also involve the engagement of industry experts and third-party consultants. The Investment Team may routinely use third-party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel will be engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment will be presented to the Adviser’s investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. The Investment Committee typically require a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management

The Adviser will employ active credit management. The Adviser’s process will typically include frequent interaction with management, monthly or quarterly review of financial information and attendance at Board of Trustees’ meetings as observers. Investment professionals with deep restructuring and workout experience may support our credit management effort. The Investment Team also will evaluate financial reporting packages provided by portfolio companies that detail operational and financial performance. Data will be entered in the Adviser’s Asset Management System (“AMS”), its proprietary, centralized electronic credit management database. AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. The Adviser’s AMS system generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS will enable the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, the Adviser may also utilize various third-parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. The Adviser believes this hands-on approach to credit management is a key contributor to our investment performance.

Borrowings

The Fund’s investment strategy is not dependent upon leverage and, as an interval fund registered under the 1940 Act, we will be limited in the amount of borrowings we may incur. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time of incurrence of indebtedness. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Investment Funds may utilize leverage in their investment activities. However, any borrowings of a Private Investment Fund that the Fund invests in will not be subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Funds, may be exposed to the risk of highly leveraged investment programs.

Portfolio Composition

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

First Lien Senior Secured Debt

We intend to provide senior debt financing to our portfolio companies. We expect that the senior debt we invest in will generally have stated terms of three to seven years and may provide for limited principal payments in the first few years of the term. We will generally seek to obtain security interests in the assets of the portfolio company, which will serve as collateral in support of the repayment of our senior debt investments. This collateral is expected to take the form of senior priority liens on the assets of the portfolio company. Our senior secured debt may bear interest at fixed or floating rates, though we expect the majority to bear interest at floating rates which are typically set at a margin to the London Interbank Offer Rate, or LIBOR.

Second Lien Secured Debt

We may provide second-lien secured debt financing to our portfolio companies. We anticipate structuring these investments as junior secured debt that have stated terms of three to ten years. We intend to obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of such debt. This collateral may take the form of second-priority liens on the assets of a portfolio company and we may enter into an intercreditor agreement with the holders of the portfolio company’s senior secured debt. These investments typically provide for moderate debt amortization in the initial years, with the majority of the amortization deferred until maturity. Our senior secured debt may bear interest at fixed or floating rates, though we expect the majority to bear interest at floating rates which are typically set at a margin to LIBOR.

Subordinated Debt

We may provide subordinated debt financing to our portfolio companies. We expect the subordinated debt we invest in will generally have stated terms of five to ten years and provide for interest-only payments in the early years, with amortization of principal deferred to the later years. We expect that most of this subordinated debt will either be unsecured or collateralized by a subordinated lien on some or all of the assets of the borrower. This subordinated debt may bear interest at fixed or floating rates. In either event, we expect to structure our subordinated debt investments with relatively high interest rates that provide us with significant current interest income. In some cases, we may invest in subordinated debt that, as defined by its terms, converts into equity or additional debt securities or initially defers interest payments.

Our subordinated debt investments may include equity features, such as warrants or options to buy a significant common equity ownership interest in the portfolio company. If a portfolio company appreciates in value, we may achieve additional investment returns from any equity interests we hold. If we are a minority interest holder, we may structure the warrants to provide provisions protecting our rights as a minority-interest holder such as the right to sell the warrants back to the company upon the occurrence of specified events. We will also seek to obtain registration rights in connection with these equity interests that enhance transferability.

We expect to hold many of our subordinated debt investments until maturity or repayment, but we may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of the issuer, or if there is an attractive opportunity to sell the investment in a secondary market transaction. Occasionally, we may sell some or all of our subordinated debt or equity interests in a portfolio company to a third-party, such as an existing investor in the portfolio company, through a privately negotiated transaction.

Equity

We may acquire equity, in the form of preferred or common equity, in connection with a buyout or recapitalization of a portfolio company or an investment in its debt. With respect to equity investments, we intend to target an investment return substantially higher than our investments in senior or subordinated debt. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

Preferred equity generally has a preference as to distributions, and upon the event of liquidation, a preference over an issuer’s common stock, but ranks junior to debt securities in an issuer’s capital structure. Preferred equity generally pays distributions in cash (or additional shares of preferred equity) at a defined rate, but, unlike interest payments on debt securities, preferred equity distributions are payable only if declared by the issuer’s board of trustees. Distributions on preferred equity may be cumulative, meaning that, in the event the issuer fails to make one or more distribution payments on the preferred equity, no distributions may be paid on the issuer’s common stock until all unpaid preferred equity distributions have been paid. Preferred equity may also be subject to optional or mandatory redemption provisions. Generally, common equity does not have any current income and its full value is realized, if at all, upon the sale of the business or following the portfolio company’s initial public offering

Closed-End Funds

Subject to the Fund’s investment restrictions, the Fund may invest its assets in “closed-end” investment companies, including business development companies, (or “closed-end funds”) that invest primarily in fixed-income and fixed-income related securities. A business development company is a form of investment company that is required to invest at least 70% of its total assets in securities of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Such securities then may be listed for trading on the New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. In other cases, shares of closed-end funds, such as business development companies, may be publicly registered and non-traded. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, or to do so without incurring a substantial penalty with respect to business development companies, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds, including business development companies, in the secondary market that are both traded and non-traded. The Fund will incur normal brokerage costs on such purchases similar to the expenses that the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (Mutual Funds)

Subject to the Fund’s investment restrictions, the Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in fixed-income and fixed-income related securities.

Exchange Traded Funds

The Fund may invest its assets in exchange traded funds that invest primarily in fixed-income and fixed-income related securities. Exchange traded funds are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly distributions. Additionally, some exchange traded funds are unit investment trusts, which are unmanaged portfolios overseen by trustees and some exchange traded funds may be grantor trusts.

An exchange traded fund typically holds a portfolio of securities or contracts designed to track a particular market segment or index. Exchange traded funds generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of distributions. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. Exchange traded funds share many similar risks with mutual funds and closed-end funds.

Exchange traded funds are listed on national stock exchanges and are traded like stocks listed on an exchange. Exchange traded funds shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in exchange traded funds are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Exchange traded funds also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in exchange traded funds and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the exchange traded fund in addition to the Fund’s direct fees and expenses. Finally, because the value of exchange traded funds shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Index Mutual Funds

An index mutual fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index. Most index mutual funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Private Investment Funds

Private Investment Funds are funds managed by institutional asset managers with expertise in managing portfolios of fixed-income and fixed-income related securities. Private Investment Funds are exempt from registration under the 1940 Act. Many Private Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds.

The Fund’s typical investments in Private Investment Funds will be made through the purchase of common stock or limited partnership or membership interests in such funds, which commonly include, but are not limited to, private debt funds, private real estate funds, and private equity funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Collateralized Debt Obligations

A collateralized debt obligation is a form of structured vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating, with the more junior, subordinated tranches attracting successively lower ratings. The most junior, unrated tranche of securities issued by a collateralized debt obligation generally will be entitled to residual cash flows that remain after payment or interest and principal on more senior tranches. Securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as “junk” and “high risk” securities. The Fund has not implemented any minimum or maximum level of investment amounts that may be invested in collateralized debt obligations.

Collateralized debt obligations may be collateralized by a range of financial assets. Collateralized debt obligations collateralized primarily by corporate loans, generally to non-investment grade and middle market borrowers, are referred to as collateralized loan obligations. See “Portfolio Investments — Collateralized Loan Obligations” for further discussion of collateralized loan obligations. Other structured products include collateralized debt obligations, collateralized bond obligations, by trust preferred securities issued by banks and insurance companies, and by other forms of asset-backed securities.

Cash flows in a collateralized debt obligation are split into two or more tranches, varying in risk and yield. Normally, collateralized debt obligations are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in collateralized debt obligations may be characterized as illiquid securities. Collateralized debt obligations carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund is likely to invest in tranches of collateralized debt obligations that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for collateralized debt obligations; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the collateralized debt obligations manager may perform poorly. While the Fund does not have a policy that limits its ability to invest in any particular tranche of a collateralized debt obligation, the Fund does not expect to invest a material percentage of its assets in any one tranche.

Collateralized Loan Obligations

A collateralized loan obligation is a financing company, generally called a special purpose vehicle, created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying collateralized loan obligations are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other collateralized loan obligations and (iv) equity securities incidental to investments in secured loans. The Fund may invest in lower tranches of collateralized loan obligations, which typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the collateralized loan obligation. While the Fund does not have a policy that limits its ability to invest in any particular tranche of a collateralized loan obligation, the Fund does not expect to invest a material percentage of its assets in any one tranche. In addition, the Fund intends to invest in collateralized loan obligations consisting primarily of individual secured loans of borrowers rather than repackaged collateralized loan obligations from other high risk pools, although the Fund does intend to invest in some repackaged collateralized loan obligations. The underlying secured loans purchased by collateralized loan obligations are generally performing at the time of purchase but may become non-performing, distressed or defaulted. Collateralized loan obligations with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in collateralized loan obligations. The key feature of the collateralized loan obligation structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the collateralized loan obligation. The special purpose vehicle is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the special purpose vehicle which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the special purpose vehicle typically takes place at maturity out of the cash flow generated by the collected claims.

Asset-Backed Securities

Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

The Fund may invest in asset-backed securities. Such securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in asset-backed securities, the values of the Fund’s portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

RISK FACTORS

Investing in our shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our shares. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our shares could decline, and you may lose all or part of your investment.

New Offering with No Operating History

The Fund is a closed-end investment management company with no history of operations. It is designed for long-term investors and not as a trading vehicle. If the Fund commences operations under inopportune market or economic conditions, it may not be able to achieve its investment objectives. In addition, because the Fund has no minimum asset threshold that must be satisfied prior to launch, the Fund will experience high expenses as a percentage of net assets subject to the Expense Support Agreement, to the extent it raises few assets. See “Fund Expenses.”

Minimal Capitalization Risk

The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements.

Investment Risk

An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the his or her investment objectives and personal situation and (ii) consider factors such as his or her personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the portfolio of loans and fixed-income instruments, short positions and other securities and derivative instruments owned by the Fund, and the value of these securities and instruments may fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in the Fund’s shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest distributions.

Market Risk

The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser’s control and could adversely affect the liquidity and value of the Fund’s investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate approximately six years ago as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. Although certain financial markets have shown some recent signs of the improvement, to the extent economic conditions experienced over the last five years continue, they may adversely impact the investments of the Fund. Low interest rates related to monetary stimulus and economic stagnation may also negatively impact expected returns on investments in such an environment. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

Debt Securities Risk

When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Fixed-Income Instruments Risk

The Fund will invest in loans and other types of fixed-income instruments and securities. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall, and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed-income instruments as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. The obligor of a fixed-income instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Risks Factors — Credit Risk.”

The Fund will invest in loans and other similar forms of debt. Such forms of indebtedness are different from traditional debt securities in that debt securities are part of a large issue of securities to the public and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances, the Fund will benefit from any set-off between the lender and the borrower. Successful claims by third parties arising from these and other risks may be borne by the Fund. The Fund may invest in debtor-in-possession financings. In such investments, there is a risk that the underlying borrower may not successfully come out of Chapter 11 proceedings and may be forced to liquidate its assets in which case the Fund’s only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses).

Senior Loans Risk

Senior loans hold the most senior position in the capital structure of a borrower. Senior loans in most circumstances are fully collateralized by assets of the borrower. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Senior loans usually include restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity. Senior loans typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in senior loans that are secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act. No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund’s ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund’s yield may be lower. See “Below Investment Grade Instruments Risk.”

If legislation or government regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or government regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the senior loan may be adversely affected.

The Fund may acquire senior loans through assignments or participations. The Fund will typically acquire senior loans through assignment and may elevate a participation interest into an assignment as soon as practicably possible. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution offering the participation, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a senior loan through a participation. The Adviser has established a pricing committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the pricing committee of the Adviser. The factors considered by the pricing committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the senior loan than the Fund expected when initially purchasing the participation.

Subordinated and Unsecured or Partially Secured Loans Risk

The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Leverage Risk

The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The use of leverage, including purchasing securities on margin, will cause the Fund or a Public Investment Fund or Private Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Investment Fund’s) underlying investments.

The Fund’s investment strategy is not dependent upon leverage and, as an interval fund registered under the 1940 Act, we will be limited in the amount of borrowings we may incur.

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, dollar rolls, swaps, futures and forward contracts, options and other derivative transactions, together with any other senior securities representing indebtedness, to 33 1/3% of the Fund’s assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s assets (less the Fund’s obligations under senior securities representing indebtedness). “Covered” reverse repurchase agreements, dollar rolls, swaps, futures and forward contracts, options and other derivative transactions will not be counted against the foregoing limits under the 1940 Act. The Fund will “cover” its derivative positions, if applicable, by segregating an amount of cash and/or liquid securities as required by the 1940 Act and applicable SEC interpretations and guidance from time to time. Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to the transaction; otherwise, this transaction will be considered “uncovered.” The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Adviser, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.

Use of leverage creates an opportunity for increased income and return for shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the shares. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). In the event that the Fund purchases securities on margin and the equity or debt instruments of an underlying investment in which the Fund has invested declines in value, the Fund could be subject to a “margin call” or “collateral call,” pursuant to which the Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s shareholders. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser in managing the Fund’s portfolio in accordance with its investment objectives and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns. In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and shareholders to change fundamental investment policies.

The costs of a financial leverage program (including the costs of offering preferred shares and notes) will be borne entirely by shareholders and consequently will result in a reduction of the NAV of the shares. If the Fund uses leverage, the fees paid by the Fund for investment advisory services will be higher than if the Fund did not use leverage because the investment advisory fees paid will be calculated on the basis of the Fund’s assets, which includes proceeds from (and assets subject to) any credit facility, margin facility, any issuance of preferred shares or notes, any reverse repurchase agreements, dollar rolls or similar transactions. This will create a conflict of interest between the Adviser, on the one hand, and shareholders, on the other hand. To monitor this potential conflict, the Board of Trustees intends to periodically review the Fund’s use of leverage, including its impact on Fund performance and on the Adviser’s fees. See “Conflicts of Interest.”

The Fund may also offset derivative positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it were leveraged. The Fund’s possible use of leverage could create the opportunity for a higher return for shareholders but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the shares will be greater than if leverage had not been used.

Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for shareholders, including:

•	the likelihood of greater volatility of NAV and market price of the shares than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt or in the distribution rates on any preferred shares that the Fund may pay will reduce the return to the shareholders or will result in fluctuations in the distribution paid on the shares;
•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the shares; and
•	when the Fund uses certain types of leverage, the investment advisory fee payable to the Adviser will be higher than if the Fund did not use leverage.

The Fund may continue to use leverage if the benefits to the Fund’s shareholders of maintaining the leveraged position are believed to outweigh any current reduced return.

Interest Rate Risk

The Fund is subject to financial market risks, including changes in interest rates. Because the Fund uses debt to finance investments, its net investment income depends, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on its net investment income. In periods of rising interest rates when the Fund has debt outstanding, the cost of funds will increase, which could reduce net investment income. An increase in interest rates would make it easier for the Fund to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income. See “Management of the Fund — The Adviser.” In addition, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, the Fund’s portfolio companies with adjustable-rate loans could see their payments increase and there may be a significant increase in the number of the Fund’s portfolio companies who are unable or unwilling to pay interest and repay their loans. Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, the Fund’s investments with fixed rates may decline in value because the fixed coupon rate is below market yield.

The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the 1940 Act. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Public Investment Funds Risk

The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, the risks associated with legal and regulatory changes applicable to financial institutions generally or to Public

Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers may focus on a particular industry, which would subject the Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broad range of industries. Public Investment Fund managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broad range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affect by regulatory restrictions that may be imposed at any time. Public Investment Fund managers may invest the Public Investment Funds’ assets without limitation in restricted and illiquid securities. Public Investment Fund managers may invest the Public Investment Funds’ assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Business Development Companies Risk

Business development companies may carry risks similar to those of a private equity or venture capital fund. Business development company securities are not redeemable at the option of the shareholder and they may trade in the market at a discount to their NAV. A business development company is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. The business development companies held by the Fund may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a business development company, this leverage also subjects a business development company to increased risks, including the likelihood of increased volatility and the possibility that a business development company’s common share income will fall if the distribution rate of the preferred shares or the interest rate on any borrowings rises. A significant portion of a business development company’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the business development company’s investments. In addition, by investing in business development companies, the Fund may incur upfront and ongoing fees relating to the Fund’s purchase of shares of business development companies, and fees payable by such business development companies to compensate their management teams through asset-based fees, including: (i) a base management fee in the range of 2.0% of such fund’s total assets; and (ii) an incentive fee in the range of 20% of such business development company’s net investment income, and a capital gains incentive fee, which in most cases is in the range of 20% of such business development company’s capital gains. The Fund’s shareholders will indirectly bear a portion of such expenses.

Non-Traded Business Development Companies Risk

Non-traded business development companies are subject to the following risks in addition to those described in “Business Development Company Risk.” Non-traded business development companies are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of an investor’s (including the Fund’s) investment. Non-traded business development companies are not liquid, and investments in non-traded business development companies may not be accessible for an extended period of time. Redemption programs offered by non-traded business development companies may have significant restrictions, such as caps on the amount of shares that can be redeemed annually, limits on the amounts and sources of funds that may be used to fund redemptions and the ability of the business development companies to suspend or terminate the program at its discretion. There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in non-traded business development companies. In addition, there is no guarantee that investors (including the Fund) will receive a distribution. Distributions from non-traded business development companies may be derived from the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor’s interest. Distributions paid by non-traded business development companies may vary based on economic risks, geopolitical risks, changes in the credit market, performance of the regulatory changes, and key personnel changes. Distributions from non-traded business development companies can be suspended for a period of time or halted altogether. In addition, by investing in non-traded business development companies, the Fund may incur upfront and ongoing fees relating to the Fund’s purchase of shares of non-traded business development companies, and fees payable by such non-traded business development companies to compensate their management teams through asset-based fees, including: (i) a base management fee in the range of 2.0% of such fund’s total assets; and (ii) an incentive fee in the range of 20% of such non-traded business development company’s net investment income, and a capital gains incentive fee, which in most cases is in the range of 20% of such non-traded business development company’s capital gains. The Fund’s shareholders will indirectly bear a portion of such expenses.

Exchange-Traded Funds Risk

The Fund may invest in securities of exchange traded funds. Investments in exchange traded funds are subject to a variety of risks, including all of the risks of a direct investment in the underlying securities that the exchange traded fund holds. Exchange traded funds are also subject to certain additional risks, including, without limitation, the risk that their prices may not correlate perfectly with changes in the prices of the underlying securities they are designed to track, and the risk of trading in an exchange-traded fund halting due to market conditions or other reasons, based on the policies of the exchange upon which the exchange traded fund trades. Exchange traded fund shares may trade at a premium or discount to their NAV because the supply and demand in the market for exchange traded funds shares at any point in time may not be identical to the supply and demand in the market for the underlying securities. Some exchange traded funds are highly leveraged and therefore would subject the Fund to the additional risks associated with leverage. See “Risk Factors — Leverage Risk.” In addition, the Fund may bear, along with other shareholders of an exchange traded fund, its pro rata portion of the exchange traded fund’s expenses, including management fees. Accordingly, in addition to bearing their proportionate share of the Fund’s expenses, shareholders may also indirectly bear similar expenses of an exchange traded fund.

Private Investment Funds Risk

The Fund’s performance depends in part upon the performance of the Private Investment Fund managers and selected strategies, the adherence by such Private Investment Fund managers to such selected strategies, the instruments used by such Private Investment Fund managers and the Adviser’s ability to select Private Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Private Investment Fund level.

The Fund is subject to, and indirectly invests in Private Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Investment Funds in particular. The Fund may not be able to invest in certain Private Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private Investment Fund managers may invest the Private Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Investment Fund managers may focus primarily on a particular industry, which would subject the Private Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Private Investment Fund managers may focus on a particular country or geographic region, which may subject Private Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private Investment Fund managers may use derivatives for speculative or hedging purposes. Private Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Investment Funds. Private Investment Fund managers may sell short securities held by Private Investment Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Private Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private Investment Fund managers may change their investment strategies at any time. Private Investment Fund managers may invest the Private Investment Funds’ assets without limitation in restricted and illiquid securities. Private Investment Fund managers may invest the investment funds’ assets in equity securities without limitation as to market capitalization. Private Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third-party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, shareholders of Private Investment Funds are not entitled to the protections of the 1940 Act. For example, Private Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Investment Fund managers may not be registered under the Advisers Act. Further, Private Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

Real Estate Industry Risk

The Fund may invest in real estate securities, and as a result its portfolio may be impacted by the performance of the real estate market. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular real estate sectors or real estate operations generally as described below:

Retail Properties.  Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties.  Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Industrial Properties.  Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

Hospitality Properties.  The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties.  Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Multifamily Properties.  The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Residential Properties.  Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers.  Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties.  The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues.  Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance.  Certain of the portfolio companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance or the insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants.  The value of the Fund’s portfolio companies’ properties and the ability of these companies to make distributions to their shareholders depend upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage.  Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues.  In connection with the direct or indirect ownership, operation, management, and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator, or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues.  Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Real Estate Investment Trusts Risk

Investments (directly or indirectly) in real estate investment trusts will subject the Fund to various risks. Share prices of a real estate investment trust may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Real estate investment trusts often invest in highly leveraged properties. Returns from real estate investment trust, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make shares of a real estate investment trust less attractive than other income-producing investments. Real estate investment trusts are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a real estate investment trust under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a real estate investment trust will, in fact, qualify as a real estate investment trust. An entity that fails to qualify as a real estate investment trust would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a real estate investment trust, such failure could significantly reduce the Fund’s yield on that investment. Real estate investment trusts can be classified as equity real estate investment trusts, mortgage real estate investment trusts and hybrid real estate investment trusts. Equity real estate investment trusts invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity real estate investment trusts will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage real estate investment trusts invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage real estate investment trusts will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid real estate investment trusts invest both in real property and in mortgages. Equity and mortgage real estate investment trusts are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Distributions paid by real estate investment trusts will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. The Fund’s investments in real estate investment trusts may include an additional risk to shareholders. Some or all of a real estate investment trust’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the real estate investment trust investment, but not below zero. To the extent the distributions from a particular real estate investment trusts exceed the Fund’s basis in such real estate investment trust, the Fund will generally recognize gain. In part because real estate investment trust distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain.

Real Estate Operating Companies Risk

Real estate operating companies, like real estate investment trusts, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. Real estate operating companies may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. Real estate operating companies require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the real estate operating companies hold could reduce the cash flow needed to make distributions to investors.

Structured Products Risk

The Fund may invest in collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations, asset-backed securities, mortgage-backed securities, and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Moreover, with respect to collateralized debt obligations, the Fund is likely to invest in tranches that are subordinate to other tranches and therefore such investments would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund. Certain structured products may be thinly traded or have a limited trading market. Collateralized loan obligations and credit-linked notes are typically privately offered and sold.

Collateralized Loan Obligation Risk

In addition to the general risks associated with debt securities and structured products discussed herein, collateralized loan obligations carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in collateralized loan obligations are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Collateralized loan obligation equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of collateralized loan obligation debt. Collateralized loan obligation equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. For example, such investments would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so. In addition, at the time of issuance, collateralized loan obligation equity securities are under-collateralized in that the liabilities of a collateralized loan obligation at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the collateralized loan obligations in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of collateralized loan obligations and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a collateralized loan obligation, the collateralized loan obligation collateral manager will generally expect to purchase additional collateral obligations for the collateralized loan obligation. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the collateralized loan obligation, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the collateralized loan obligation to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the collateralized loan obligation debt securities and distributions of the collateralized loan obligation on equity securities and could result in early redemptions which may cause collateralized loan obligation debt and equity investors to receive less than face value of their investment. The failure by a collateralized loan obligation in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the collateralized loan obligation’s payments to the Fund. In the event that a collateralized loan obligation fails certain tests, holders of collateralized loan obligation senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting collateralized loan obligation or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

Underlying Funds Risk

The underlying funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the underlying funds and also may be higher than other funds that invest directly in securities. Additionally, the market value of shares of underlying funds that are closed-end funds may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

In addition, the underlying funds in which we may invest will be subject to specific risks, depending on the nature of the specific underlying fund. For example, the Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include: (i) the smaller market capitalization of securities markets; which may suffer periods of relative illiquidity; (ii) significant price volatility; (iii) restrictions on foreign investment; and (iv) possible repatriation of investment income and capital. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. The Fund's performance depends in part upon the performance of the underlying fund managers and selected strategies, the adherence by such underlying fund managers to such selected strategies, the instruments used by such underlying fund managers, and the Adviser's ability to select underlying fund managers and strategies and effectively allocate Fund assets among them.

Use of Leverage by Underlying Funds

The underlying funds in which the Fund invests may utilize financial leverage. The underlying funds may be able to borrow, subject to the limitations of their charters and other operative documents. In the case of Private Investment Funds, such funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. Furthermore, underlying funds typically will hold their investments in entities organized as real estate investment trusts, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the underlying fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Mezzanine Securities Risk

Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

Below Investment Grade Instruments Risk

The Fund may invest in debt securities and instruments that are rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the over-the-counter marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund’s investments in below investment grade instruments expose it to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities.

Derivatives Risk

The Fund’s derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio; the loss of principal; the possible default of the other party (or counterparty) to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security.

The counterparty risk for cleared derivative transactions is generally lower than for uncleared over-the-counter derivatives since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.

Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. Furthermore, the ability to successfully use derivative investments depends on the ability of the Adviser to predict pertinent market movements, which cannot be assured. Thus, the use of derivative investments to generate income, for purposes of hedging, currency or interest rate management or other purposes may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. In addition, there may be situations in which the Adviser elects not to use derivative investments that result in losses greater than if they had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

Over-the-counter derivatives may be more difficult to purchase, sell or value than other investments. Although both over-the-counter and exchange-traded derivatives markets may experience a lack of liquidity, over-the-counter non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make cash payments of variation (or mark-to-market) margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet variation margin requirements at a time when it may be disadvantageous to do so. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The inability to close derivatives transactions positions also could have an adverse impact on the Fund’s ability to effectively hedge its portfolio. Over-the-counter derivatives that are not cleared are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the Fund. If a counterparty were to default on its obligations, the Fund’s contractual remedies against such counterparty may be subject to bankruptcy and insolvency laws, which could affect the Fund’s rights as a creditor (e.g., the Fund may not receive the net amount of payments that it is contractually entitled to receive). In addition, the use of certain derivatives may cause the Fund to realize higher amounts of income or short-term capital gains (generally taxed at ordinary income tax rates).

While the Fund does not have a specific policy with respect to evaluating the creditworthiness of each potential counterparty to an over-the-counter derivatives contract, or a policy that limits the amount of exposure to any one counterparty or group of affiliated counterparties in connection with an over-the-counter derivatives contract, the Adviser’s general investment guidelines will dictate the Fund’s activities with respect thereto. In that regard, although the Adviser will monitor the Fund’s overall exposure with the goal of avoiding derivative transactions that would expose the Fund to a material counterparty credit risk, and will undertake a thorough due diligence process before choosing any counterparty, there can be no assurance that the Adviser's general investment guidelines, monitoring of cournterparty risk or due diligence will be able to prevent material losses to the Fund or to shareholders as a result of its counterparty transactions.

The derivatives markets have become subject to comprehensive statutes, regulations and margin requirements. In particular, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) regulates the over-the-counter derivatives market by, among other things, requiring many derivative transactions to be cleared and traded on an exchange, expanding entity registration requirements, imposing business conduct requirements on dealers and requiring banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Rulemaking proposed or implemented under the Dodd-Frank Act could potentially limit or completely restrict the ability of the Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions could also prevent the Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

The Fund’s investments in regulated derivatives instruments, such as swaps, futures and options, may be subject to maximum position limits established by the U.S. Commodity Futures Trading Commission (the “CFTC”) and U.S. and foreign futures exchanges. Under the exchange rules all accounts owned or managed by advisers, such as the Adviser, their principals and affiliates generally are combined for position limit purposes. In order to comply with the position limits established by the CFTC and the relevant exchanges, the Adviser may in the future reduce the size of positions that would otherwise be taken for the Fund or not trade in certain markets on behalf of the Fund in order to avoid exceeding such limits. A violation of position limits by the Adviser could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Adviser on behalf of the Fund. There can be no assurance that the Adviser will liquidate positions held on behalf of all the Adviser’s accounts in a proportionate manner or at favorable prices, which may result in substantial losses to the Fund. Such policies could affect the nature and extent of derivatives use by the Fund.

Convertible Securities Risk

Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a distribution that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income instrument. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objectives.

When-Issued Securities and Forward Commitments

Securities may be purchased on a “forward commitment” or “when-issued” basis (meaning securities are purchased or sold with payment and delivery taking place in the future) in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return of the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.

Risk of Investments in Equity Securities or Warrants Incidental to Investments in Loans and Fixed-Income Instruments

From time to time, the Fund also may invest in or hold common stock and other equity securities or warrants incidental to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a borrower or issuer. Investments in equity securities incidental to investments in loans or fixed-income instruments entail certain risks in addition to those associated with investments in loans or fixed-income instruments. The value of equity securities, including common stock, preferred stock and convertible stock, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV. The Fund frequently may possess material non-public information about a borrower or issuer as a result of its ownership of a loan or fixed-income instrument of a borrower or issuer. Because of prohibitions on trading securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the borrower or issuer when it would otherwise be advantageous to do so.

Medium and Small Capitalization Company Risk

Many of the issuers of securities in which the Fund will invest are medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market value, less liquid markets in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over the counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a larger period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Credit Risk

The Fund’s debt investments will be subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. The Fund may also invest in high yield instruments and other unsecured investments, each of which involves a higher degree of risk than senior loans. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a portfolio company’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

Inflation/Deflation Risk

Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the shares and distributions on the shares can decline. In addition, during any periods of rising inflation, the distribution rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders.

Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse affect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Short Selling Risk

Short selling involves a number of risks. Short sales are transactions in which the Fund sells a security or other instrument that it does not own but can borrow in the market. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in these circumstances. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot decrease below zero. In addition, engaging in short selling may limit the Fund’s ability to fully benefit from increases in the fixed-income markets.

By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage may increase the Fund’s exposure to long securities positions and make any change in the Fund’s NAV greater than it would be without the use of leverage. This could result in increased volatility of returns. There is no guarantee that any leveraging strategy the Fund employs will be successful during any period in which it is employed. See “Leverage Risk.”

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Risks Relating to Purchases of Securities on Margin

The Fund may borrow money from banks, brokers, or financial institutions for investment purposes. This practice, known as making purchases on “margin,” is speculative and involves certain risks. The Fund may sustain losses in excess of cash and any other assets deposited as collateral with the dealer or securities margin financier. Market conditions may make it impossible to execute contingent orders, such as “stop-loss” or “stop-limit” orders.

Although leverage will increase investment returns if the Fund earns a greater return on the investments purchased with borrowed funds than it pays for use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. Therefore, the use of leverage will magnify the volatility of changes in the value of the Fund’s underlying investments. In the event that the equity or debt instruments purchased by the Fund on margin decline in value, the Fund could be subject to a “margin call” or “collateral call,” pursuant to which the Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.

Prepayment Risk

Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income which may be taxable as ordinary income to shareholders. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income instruments, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.

Regulatory Risk — Regulation as a Commodity Pool

The Adviser will claim an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and Commodity Futures Trading Commission regulations promulgated thereunder and, therefore, is not subject to registration or regulation as such. The Adviser will be limited in its ability to use futures or options on futures or engage in swaps transactions on behalf of the Fund as a result of claiming the exclusion. In the event the Adviser fails to qualify for the exclusion and is required to register as a “commodity pool operator,” the Adviser will become subject to additional disclosure, recordkeeping and reporting requirements with respect to the Fund, which may increase the Fund’s expenses.

Counterparty Risk

Certain Fund investments will be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or over-the-counter transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the NAV of the Fund. Certain counterparties may have general custody of, or title to, the Fund’s assets (including, without limitation the Custodian). The failure of any such counterparty may result in adverse consequences to the NAV of the Fund.

The Fund’s investments may be structured through the use of over-the-counter options and swaps or other indirect investment transactions. Such transactions may be entered into with a small number of counterparties resulting in a concentration of counterparty risk. The exercise of counterparty rights under such arrangements, including forced sales of securities, may have a significant adverse impact on the Fund and its NAV.

With respect to purchases of securities on margin, counterparty risks are magnified in light of the fact that any securities pledged by the Fund in a margin facility are subject to the claims of the counterparty’s creditors. In that regard, securities pledged by the Fund in a margin account with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the margin account may be terminated in accordance with its terms and the Fund's ability to realize its rights under the margin facility could be adversely affected. If a counterparty to a margin facility becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In addition, in the event of the insolvency of the counterparty to a margin facility, the margin facility would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the margin facility and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to any underlying security or asset. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Lender Liability Risk

A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Special Situations and Distressed Investments

The Fund intends to invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns for the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.

U.S. Government Debt Securities Risk

U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. government securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. In 2008, the FHFA placed Fannie Mae and Freddie Mac into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its respective obligations, including guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will not lose value or default. Any Fund investments issued by Federal Home Loan Banks, Fannie Mae, and Freddie Mac may ultimately lose value.

Foreign Investment Risk

Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments — the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.; trading practices — government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information — foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; and limited markets — the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country. The risks of foreign investments may be greater in developing or emerging market countries.

Liquidity Risk

The Fund is a closed-end investment management company and designed for long-term investors. Unlike many closed-end funds, the Fund’s shares are not listed on any securities exchange and are not publicly traded, and does not currently intend to list its shares on any securities exchange. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Therefore, shareholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchases. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase. The Fund’s share repurchases may provide a limited opportunity for shareholders to have their shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price the shareholder paid for the shares being repurchased. See “Quarterly Repurchases of Shares” for detailed description of the Fund’s quarterly repurchase offers.

The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The Fund may invest without limit in securities that, at the time of investment, are illiquid. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.

Some loans and fixed-income instruments are not readily marketable and may be subject to restrictions on resale. Loans and fixed-income instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and fixed-income instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and fixed-income instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, events occurring subsequent to an investment by the Fund, including, for example, withdrawals, changes in market, political or other relevant circumstances, may cause some loans and fixed-income instruments that were liquid at the time of acquisition to become illiquid or otherwise cause the Fund’s concentration in illiquid investments to increase.

Issuer Risk

The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Management Risk

The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of a Private Investment Fund or a Public Investment Fund may also prove incorrect and may not produce the desired results. The Adviser is a newly formed investment adviser that has no experience managing a registered closed-end investment management company.

Dependence on Key Personnel Risk

The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by the Adviser’s professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund. The Adviser’s principals and other key personnel possess substantial experience and expertise and have strong business relationships with members of the business community. The loss of these personnel could jeopardize the Adviser’s relationships with members of the business community and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser’s principals were to join or form a competing firm, the Fund’s results and financial condition could suffer.

Conflicts of Interest Risk

The Adviser and/or its affiliates manage the assets of and/or provide advice to other investment funds and separately managed accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s other clients. In addition, the Adviser and its affiliates, and any of their respective officers, Trustees, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Investment Funds and Public Investment Funds and the asset managers to the Private Investment Funds and Public Investment Funds. The Adviser will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates; compensation to the Adviser; services that may be provided by the Adviser and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser; differing recommendations given by the Adviser to the Fund versus other clients; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of “inside information” with respect to potential investments by the Fund. See “Conflicts of Interest.”

Conflicts of Interest Risk Related to the Dealer Manager

In exchange for the provision of certain non-investment advisory services to STRF Advisors, and pursuant to a written agreement, an affiliate of our dealer manager, SC Distributors, LLC (the “Dealer Manager”), Strategic Capital, is entitled to receive 20% of the net income of STRF Advisors, which includes the management and incentive fees payable by us to STRF Advisors in its capacity as our investment adviser. The purpose of this arrangement is to permit STRF Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital also holds a limited voting interest in STRF Advisors which entitles it to 20% of the net proceeds received in connection with the sale or other strategic transaction involving STRF Advisors.

As a result of this compensation arrangement, the Dealer Manager will have a financial interest in the performance of the assets recommended by STRF Advisors. The Dealer Manager may face conflicts of interest as a result and may create an incentive for the Dealer Manager to influence STRF Advisors to select investments that may not be in our best interest.

Distribution Policy Risk

The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board of Trustees. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Repurchase Policy Risks

The Fund’s quarterly repurchases typically will be funded from available cash, access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements, or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance quarterly repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in the Fund’s quarterly repurchases by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund quarterly repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

The Fund’s quarterly repurchases will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio to the extent that additional shares are not sold. In addition, quarterly repurchases of shares by the Fund may be a taxable event to shareholders.

Risks Related to Limitations on Transactions with Affiliates

The Fund may be unable to take advantage of certain investment opportunities otherwise available to it to the extent those opportunities involve one or more persons with which the Fund is affiliated. The 1940 Act prohibits a registered investment company like the Fund from participating in certain transactions with certain of its affiliates without the prior approval of the SEC. Although the Fund has obtained the Exemptive Order, which permits it to engage in certain co-investment transactions with specified affiliates under certain conditions, the limitations on the Fund’s ability to enter into transactions involving affiliates may cause the Fund to be unable to enter into transactions that the Adviser would otherwise deem appropriate for the Fund.

Risks Related to Allocation of Investment Opportunities

Members of the Investment Team have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. When we invest alongside other clients managed by the Adviser or one of its affiliates, we will do so in a manner consistent with the Adviser’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to us and similar eligible accounts, as periodically determined by the Adviser. It is the Adviser’s policy to base determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board of Trustees or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where investing alongside other clients managed by the Adviser or one of its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Adviser will need to decide whether we or such other entity or entities will proceed with the investment. The Adviser will make these determinations based on its allocation policy, which generally requires that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time.

In situations where co-investment with other clients managed by the Adviser or one of its affiliates is not permitted under the 1940 Act and related rules, existing or future SEC staff guidance, or the terms and conditions of the Exemptive Order granted to the Fund by the SEC, the Adviser will need to decide which client or clients will proceed with the investment. Generally, the Fund will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund may be unable to invest in any issuer in which an affiliates’ other client holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund.

Incentive Fee Risk

The Adviser is entitled to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Adviser incentive compensation for a quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.

Any incentive fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest received in the form of securities rather than cash (i.e., paid-in-kind income). If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse the Fund for any part of the incentive fee it received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligations that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an incentive fee on income it never received. Paid-in-kind income will be counted toward the incentive fee that the Fund is obligated to pay to the Adviser even though the Fund does not receive the income in the form of cash. The incentive fee payable by the Fund to the Adviser may create an incentive for it to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to the Adviser is determined may encourage it to use leverage to increase the return on the Fund’s investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Legal and Regulatory Risks

Legal and regulatory changes could occur which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years, and such change may continue.

The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses, including provisions that would significantly alter the regulation of commodity interests and comprehensively regulate the over-the-counter derivatives markets for the first time in the United States. The Dodd-Frank Act and the rules that have been or will be promulgated thereunder by relevant regulators may negatively impact the ability of the Fund to meet its investment objectives either through limits or requirements imposed on it or upon its counterparties. The implementation of the Dodd-Frank Act will occur over a period of time, and it is unknown in what form, when and in what order significant regulatory initiatives may be implemented or the impact any such implemented regulations will have on the Fund, the markets or instruments in which the Fund invests or the counterparties with which the Fund conducts business. The effect of the Dodd-Frank Act or other regulatory change on the Fund, while impossible to predict, could be substantial, adverse and potentially limit or completely restrict the ability of the Fund to use derivative instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of the Fund.

In Europe, the Financial Stability Board, which monitors and makes recommendations about the global financial system, issued a report in October 2011 that recommended strengthening oversight and regulation of the so-called “shadow banking” system in Europe, broadly described as credit intermediation involving entities and activities outside the regular banking system. The report outlined initial steps to define the scope of the shadow banking system and proposed general governing principles for a monitoring and regulatory framework. While at this stage it is difficult to predict the scope of any new regulations, if such regulations were to extend the regulatory and supervisory requirements, such as capital and liquidity standards, currently applicable to banks, or the Fund was considered to be engaged in “shadow banking,” the regulatory and operating costs associated therewith could adversely impact the implementation of the Fund’s investment strategy and returns and may become prohibitive.

Event Driven Investing

The Fund may invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macro event impacting relevant markets) or an event that is idiosyncratic to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the investor to make predictions about (i) the likelihood that an event will occur and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Adviser had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made.

Valuation Risk

Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for loans or fixed-income instruments to trade. Loans and fixed-income instruments generally trade on an over-the-counter market, which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a loan or fixed-income instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.

Non-Diversification Risk

The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. While the Fund will seek to maintain a well-diversified portfolio, there can be no assurance that it will identify investment opportunities across a broad range of issuers, industries or asset types. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to qualify for the special tax treatment available to RICs under the Code, and thus intends to satisfy the diversification requirements of Subchapter M under the Code, including its diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and certain other securities. The diversification requirements that the Fund intends to satisfy in order to qualify as a RIC under the Code are less stringent than the diversification requirements imposed under the 1940 Act in order for the Fund to qualify as “diversified” investment company.

In addition, certain of the Public Investment Funds and the Private Investment Funds in which the Fund may invest may compensate their management teams through asset-based fees, including: (i) a base management fee in the range of 2.0% of such fund’s total assets; and (ii) an incentive fee in the range of 20% of such underlying fund’s net investment income, and in most cases in the range of 20% of such underlying fund’s capital gains. The Fund, through its investments in such entities, indirectly bears a portion of such expenses.

Portfolio Turnover Risk

The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. A high portfolio turnover may increase the Fund’s current and accumulated earnings and profits, resulting in a greater portion of the Fund’s distributions being treated as a distribution to the Fund’s shareholders. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Availability of Investment Opportunities; Competition

The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with similar investment objectives may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser. There can be no assurance that the Adviser will be able to locate and complete investments which satisfy the Fund’s primary investment objectives or to realize upon their values.

Material Risks of Significant Methods of Analysis

The Adviser seeks to conduct reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence and making an assessment regarding an investment for the Fund, the Adviser relies on available resources, including information provided by the target of the investment and, in some circumstances, third-party investigations. As a result, the due diligence process may at times be subjective with respect to recently organized companies for which only limited information is available. Accordingly, the Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful. There can be no assurance that the projected results of an investment opportunity will be achieved for the Fund, and actual results may vary significantly from the projections. General economic, natural, and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections. Assumptions or projections about asset lives; the stability, growth, or predictability of costs; demand; or revenues generated by an investment or other factors associated therewith may, due to various risks and uncertainties including those described herein, differ materially from actual results.

Market Developments

Although the market is not currently experiencing the same levels of disruption as during 2008 to 2009, extreme volatility or market disruption may recur in the future. Instability in the credit markets may make it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.

For example, certain borrowers may, due to macroeconomic conditions, be unable to repay secured loans. A borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the secured loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the borrower’s ability to meet its obligations under its debt securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower. In addition, if one of the borrowers were to commence bankruptcy proceedings, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund’s debt holding and subordinate all or a portion of its claim to that of other creditors. Adverse economic conditions also may decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. A recession, such as the current recession, could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and the value of the Fund’s assets.

These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the holders of shares. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV.

Market Disruptions from Natural Disasters or Geopolitical Risks

Natural disasters, instability in the Middle East, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of natural disasters or geopolitical events in the future on the U.S. economy and securities markets.

Government Intervention in the Financial Markets

The instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable. borrowers under secured loans held by the Fund may seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

Anti-Takeover Provisions

The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could deprive the holders of shares of opportunities to sell their shares at NAV. In addition, pursuant to the Fund’s Declaration of Trust, each Trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. Also, the Fund does not intend to hold annual meetings of its shareholders.

Complex Transactions/Contingent Liabilities/Guarantees and Indemnities

The Adviser may pursue complex investment opportunities for the Fund, which may involve substantial business, regulatory or legal complexity. Such complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute; it can be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Additionally, in connection with certain transactions, the Fund may be required to make representations about the business and financial affairs of a portfolio company, provide guarantees in respect of payments by portfolio companies and other third parties and provide indemnities against losses caused by portfolio companies and other third parties. The Fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by the Fund, even after the disposition of an investment and ultimately in material losses.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Risks Relating to Fund’s RIC Status

To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset-diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership or other income derived with respect to its business of investing in stock or other securities and currencies. The Fund must also meet certain asset-diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute to its shareholders with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally its net taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to U.S. federal corporate income tax, the resulting corporate income taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may have to sell such assets at disadvantageous times or when the Fund would not otherwise sell such assets. In addition, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Risk of not Qualifying as a “Publicly Offered Regulated Investment Company”

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder that constitute miscellaneous itemized deductions. For non-corporate shareholders, including individuals, trusts, and estates, miscellaneous itemized deductions are deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC for our first taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.

MANAGEMENT OF THE FUND

Board of Trustees

Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees will consist of five members, three of whom will not be “interested persons” of the Fund or of STRF Advisors, as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our Independent Trustees. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

The name and business address of the Board of Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

STRF Advisors, located at 280 Park Ave, 6th Floor East, New York, NY 10017, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company formed on April 4, 2016. The Adviser has no experience managing a registered closed-end investment management company. STRF Advisors is an affiliate of Medley Management Inc., a New York Stock Exchange traded company (NYSE:MDLY), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors. Medley has approximately $5.5 billion under management as of March 31, 2017.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser will compensate all Adviser personnel who provide services to the Fund.

Investment Management Agreement

Pursuant to the Investment Management Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter, subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to the Adviser and any interest expenses and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s quarterly repurchases. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle rate.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•	No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.76%. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 1.76%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of the Fund’s pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.76% in any calendar quarter; and
•	15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

The following is a graphical representation of the calculation of the Incentive Fee:

Quarterly Incentive Fee
Fund’s pre-incentive fee net investment income
(expressed as a percentage of the Fund’s adjusted capital)

Below are examples of the Incentive Fee:

Example — Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:  Pre-incentive fee net investment income equals 1.30%.

Second Quarter:  Pre-incentive fee net investment income equals 1.65%.

Third Quarter:  Pre-incentive fee net investment income equals 2.00%.

The incentive fee on income in this example would be:

First Quarter:  Pre-incentive fee net investment income does not exceed the 1.50% preferred return rate, therefore, there is no catch up or split incentive fee on pre-incentive fee net investment income.

Second Quarter:  Pre-incentive fee net investment income falls between the 1.50% preferred return rate and the catch up of 1.76%, therefore, the incentive fee on pre-incentive fee net investment income is 100% between the 1.50% preferred return and 1.65%.

Third Quarter:  Pre-incentive fee net investment income exceeds the 1.50% preferred return and the 1.76% catch up provision. Therefore, the catch up provision is fully satisfied by the 2.00% of pre-incentive fee net investment income above the 1.50% preferred return rate and there is a 15% incentive fee on pre-incentive fee net investment income above the 1.76% “catch up.

Duration and Termination

The Investment Management Agreement was approved by the Board of Trustees on August 18, 2016. The term of the Investment Management Agreement shall begin on the date on the date of its initial execution, November 9, 2016, and shall continue in effect with respect to the Fund for a period of two years. Unless earlier terminated as described below, the Investment Advisory Agreement shall remain in effect from year to year thereafter, if such continuance is approved at least annually by (a) a majority of the outstanding voting securities of the Fund or by vote of the Board of Trustees, cast in person at a meeting called for the purpose of voting on such approval, and (b) by vote of a majority of the Independent Trustees. The Investment Management Agreement will automatically terminate in the event of its assignment. The Investment Management Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. The Investment Management Agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Indemnification

The Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of its duties or by reason of reckless disregard by any of such persons of his or her obligations and duties, STRF Advisors and trustees, officers, employees, shareholders, members, agents, control persons or affiliates of any thereof are entitled to indemnification from us for any damages, expenses or losses incurred by the Fund in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under, or payments made pursuant to, the Investment Management Agreement or any other matter to which the Investment Management Agreement relates.

Approval of the Investment Management Agreement

The Board of Trustees determined at a meeting held on August 18, 2016 to approve the Investment Management Agreement. In its consideration of the approval of the Investment Management Agreement, the Board of Trustees considered information it had received relating to, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;
•	the investment performance of individuals affiliated with the Fund and the Adviser;
•	comparative data with respect to advisory fees or similar expenses paid by other non-traded closed-end funds with similar investment objectives;
•	the Fund’s projected operating expenses and expense ratio compared to non-traded closed-end funds with similar investment objectives;
•	any existing and potential sources of indirect income to the Adviser from its relationships with the Fund and the profitability of those relationships;
•	information about the services to be performed and the personnel performing such services under the Investment Management Agreement;
•	the organizational capability and financial condition of the Adviser and its affiliates;
•	the Adviser’s practices regarding the selection and compensation of brokers that may execute portfolio transactions for the Fund and the brokers’ provision of brokerage and research services to the Adviser; and
•	the possibility of obtaining similar services from other third-party service providers or through an internally managed structure.

Based on the information reviewed and related discussions, the Board of Trustees concluded that fees payable to the Adviser pursuant to the Investment Management Agreement were reasonable in relation to the services to be provided. The Board of Trustees did not assign relative weights to the above factors or the other factors considered by it. In addition, the Board of Trustees did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors.

Administrator, Sub-Administrator, and Transfer Agent

On November 9, 2016, the Fund entered into the Administration Agreement with Medley Capital LLC (the “Administrator”), pursuant to which the Administrator furnishes the Fund with administrative services necessary to conduct its day-to-day operations. On November 9, 2016, Medley Capital LLC entered into the Sub-Administration Agreement. The term of the Administration Agreement shall begin on the date that the Fund commences investment operations, and shall continue in effect with respect to the Fund for a period of two years. Unless earlier terminated as described below, the Administration Agreement shall remain in effect from year to year thereafter, if such continuance is approved at least annually by vote of a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund. The Administration Agreement may be terminated (i) by the Fund without penalty upon 120 days’ written notice to the Administrator upon the vote of a majority of the outstanding voting securities of the Fund or by the vote of the Independent Trustees and (ii) by the Administrator without penalty upon 120 days’ written notice to the Fund.

ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Sub-Administrator. DST Systems, Inc., located at P.O. Box 219731, Kansas City, MO 64121-9731, serves as the Transfer Agent.

Custodian

U.S. Bank, N.A. with principal offices at One Federal Street, Boston, MA 02110, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, U.S. Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Estimated Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund. Notwithstanding the foregoing, pursuant to the terms of the Investment Management Agreement, the Fund must reimburse the Adviser for certain of these expenses.

The Administrator is obligated to pay expenses associated with providing the services contemplated by an Administration Agreement, including compensation of its officers and employees and administration of the Fund. Notwithstanding the foregoing, pursuant to the terms of the Administration Agreement, the Fund must reimburse the Administrator for certain of these expenses. DST Systems, Inc. is obligated to pay expenses associated with providing the services contemplated by an agency agreement (transfer agent), including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund shall bear all costs and expenses for the administration of its business and shall reimburse the Administrator for any such costs and expenses that have been paid by the Administrator on behalf of the Fund on the terms and conditions set forth in the Administration Agreement. These costs and expenses shall include, but not be limited to: (a) corporate, organizational and offering expenses relating to offerings of the Fund’s shares of beneficial interest, subject to limitations included in Section 3 of the Investment Management Agreement; (b) the cost of calculating the Fund’s NAV, including the related fees and cost of any third-party valuation services; (c) the allocable costs of providing managerial assistance to those portfolio companies that require it; (d) the compensation and expenses of any employees of the Fund and of any other persons rendering any services to the Fund; (e) clerical and shareholder staff salaries; (f) fees, dues, and expenses incurred by the Fund in connection with membership in investment Fund organizations; (g) fees and expenses associated with independent audits, accountants, and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the 1940 Act and applicable federal and state securities laws; (h) insurance expenses; (i) travel expenses in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and enforcing the Fund’s rights in respect of such investments; (j) fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; (k) direct costs and expenses of administration and operation, including printing, mailing, long distance telephone, copying, and secretarial costs; (l) all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services under the Investment Management Agreement by the Adviser, including the costs and expenses of due diligence of potential investments, monitoring performance of the Fund’s investments, serving as directors/trustees and/or officers of portfolio companies, enforcing the Fund’s rights in respect of its investments and disposing of investments; (m) the cost of effecting sales and repurchases of shares of the Fund’s shares of beneficial interest and other securities; (n) fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, monitoring the Fund’s financial and legal affairs, making investments, valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments, and disposing of investments; (o) expenses of registering shares under federal and state securities law, including expenses incurred by the Fund in connection with the organization and initial registration of shares of the Fund; (p) all costs of registration and listing the Fund’s shares on any securities exchange; (q) expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund; (r) the cost of preparing and filing reports, proxy statements or other notices, stock certificates, prospectuses, statements of additional information or other documents required by the SEC, including printing and mailing costs; (s) expenses of shareholders’ meetings and proxy solicitations; (t) the Fund’s allocable portion of the fidelity bond, trustees and officers/errors and omissions liability insurance and any other insurance premiums; (u) advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund’s shares that the Fund is authorized to pay pursuant to any servicing plan; (v) all brokerage fees and commissions for the Fund’s investments; federal, state and local taxes; borrowing costs (such as (i) interest payable on debt, if any, incurred to finance the investment advisory and management fees payable under the Investment Management Agreement and (ii) dividend expenses on securities sold short); (w) fees and expenses of the Independent Trustees and such extraordinary or nonrecurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Fund’s trustees and officers with respect thereto; (x) all other expenses incurred by the Fund or the Administrator in connection with administering the Fund’s business, including expenses incurred by the Administrator in performing its obligations, including, but not limited to, any payments made by the Administrator to any Sub-Administrator; and (y) the reimbursement of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs, whose salaries are paid by the Administrator, to the extent that each such reimbursement amount is subject to the limitations included in the Administration Agreement.

On the basis of the anticipated size of the Fund after its first twelve months of operation, it is estimated that the Fund’s annual operating expenses will be approximately $6.1 million, which includes offering costs and does not take into account the effect, if any, of the Expense Support Agreement. However, no assurance can be given, in light of the Fund’s investment objectives and policies and the fact that the Fund’s offering is continuous and shares are sold on an ongoing basis that actual annual operating expenses will not be substantially more or less than this estimate.

The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Costs incurred in connection with the organization of the Fund, estimated at $0.3 million, will be borne by the Fund’s shareholders as an expense of the Fund. The Fund may pay organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class T, Class I, and Class L shares under which the Fund will pay the Distributor an annual shareholder services fee equal to 0.25% of its average daily net assets attributable to the respective share class, which the Distributor will reallow or allocate to participating broker dealers and/or financial advisors for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The shareholder services fee relates to activities for which service fees may be paid as contemplated by the Conduct Rules of FINRA, which are administrative support services, not primarily intended to result in the sale of shares. Such shareholder services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding SAI, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, SAI, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses, and (viii) providing such other similar services as the Fund may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules, or regulations.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Expense Support Agreement

On May 12, 2017, the Fund entered into the Expense Support Agreement with STRF Advisors. Pursuant to the Expense Support Agreement, STRF Advisors has agreed to reimburse the Fund for expenses the Fund incurs for the purpose of limiting the Fund’s payment of certain operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, incentive fees, shareholder services expenses, annual dealer manager fees, distribution fees and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) in any fiscal year to 2.66% per annum of the Fund’s average daily gross assets attributable to each of Class A, Class T, Class I, Class S, and Class L shares (the “Operational Expense Limit”). The initial term of the Expense Support Agreement was for twelve months, beginning as of the effective date of the Fund’s registration, November 9, 2016. STRF Advisors and the Fund have agreed to extend the term of the Expense Support Agreement beyond November 9, 2017, for a new twelve month period beginning as of the date of this prospectus. Following this twelve-month term, STRF Advisors may elect, in its sole discretion, to offer to continue the Expense Support Agreement for successive quarterly periods. Any such continuance must be approved by a majority of the Board of Trustees, including a majority of the trustees that are not “interested persons” of the Fund, as such term is defined under the 1940 Act. The Board of Trustees may terminate the Expense Support Agreement at any time, and there can be no assurance that the Adviser will renew the Expense Support Agreement after the twelve-month period noted above. The Adviser will be eligible to recoup expense support payments it previously made, both during the term of the Expense Support Agreement and upon its termination by the Board of Trustees, within the three years following the period in which the expenses occurred and the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s average daily gross assets with respect to the respective Class A, Class T, Class I, Class S, and Class L shares in the period of recoupment to exceed the lesser of the Operational Expense Limit in effect at the time the Expense Support Payment was made in that period or the Operational Expense Limit in effect at such time STRF Advisors seeks recoupment.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this prospectus, the Fund could be deemed to be under control of the Adviser, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Fund on such date. However, it is expected that once the Fund commences investment operations and its shares are sold to the public that the Adviser’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each time the Fund calculates NAV, it will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. Each Class A, Class T, and Class L share will be offered at its respective NAV plus the applicable sales load, while each Class I and Class S share will be offered at its respective NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, as in the case of Private Investment Funds and non-traded business development companies (“Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board of Trustees believes to be reliable. In connection with the Fund’s daily determination of NAV of the respective share classes, the pricing committee of the Fund acting under the Board of Trustee’s supervision and pursuant to policies implemented by the Board of Trustees, will assist the Board in calculating the fair value of the Fund’s securities that are not priced on the basis of market quotations in accordance with the Fund’s valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Adviser, acting under the Board of Trustee’s supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Adviser’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated NAVs of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board of Trustee’s supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s portfolio manager. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Private Investment Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment fund or business development company, the Board of Trustees will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Pricing Committee of the Board of Trustees will review any securities valued by the Adviser in accordance with the Fund’s valuation policies. The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Pricing Committee of the Board of Trustees will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund’s portfolio. The Fund’s NAV per share is calculated on a class specific basis by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the last sale at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the last sale at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities, including other investment funds and separately managed accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The 1940 Act prohibits us from co-investing in certain negotiated transactions with certain affiliates unless we receive an order from the SEC permitting us to do so. On March 29, 2017, we received the Exemptive Order from the SEC that permits us to co-invest in privately negotiated transactions with other affiliated registered investment companies, private funds, and business development companies, each of whose investment adviser is Medley LLC or an investment adviser controlled by Medley LLC, subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Board of Trustees determines that it would be in our best interest to participate in the transaction. However, neither we nor the entities with which the Exemptive Order permits us to co-invest are obligated to invest or co-invest when investment opportunities are referred to us or them.

On May 24, 2017, the Fund, STRF Advisors and certain of our affiliates filed an exemptive application for a co-investment order that would supersede the Exemptive Order (the “New Exemptive Order”) and would allow, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if or when we will receive the Exemptive Order. The Exemptive Order will remain in effect unless and until the New Exemptive Order is granted by the SEC. The terms of the New Exemptive Order, if received, would be substantially similar to the Exemptive Order.

Subject to the applicable restrictions under the 1940 Act on co-investments with affiliates and any applicable regulatory guidance, the Adviser will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. In accordance with the Adviser’s allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates.

To the extent that we compete with entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) the conditions of any exemptive order it may receive and other restrictions under the 1940 Act regarding co-investments with affiliates. The Adviser’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Tenders of Class T shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 1.00%, which will be deducted from the repurchase proceeds of Class T shares, if (i) the original purchase was for amounts of $1 million or less and (ii) the selling broker received the reallowance of the dealer-manager fee.

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of the Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given the Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchases being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for the repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the respective share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-292-3178 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV of the respective share class, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Shareholders who tender for repurchase of such shareholder’s Class T shares, through a quarterly repurchase offer request, within 365 days of purchase will be subject to an early withdrawal charge of 1.00% of the original purchase price of Class T shares. The Distributor may waive the imposition of the early withdrawal charge in the following situations: (1) shareholder death or (2) shareholder disability. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Code; and (iii) repurchases representing returns of excess contributions to such plans. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class A, Class I, Class S, and Class L shares will not be subject to an early withdrawal charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.0% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchases

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchases

Repurchases will typically be funded from available cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. In addition, the Fund may sell portfolio securities at an inopportune time and may suffer losses or unexpected tax liabilities.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are the only means of liquidity through which shareholders have a right to redeem their shares, subject to a limited number of extenuating circumstances. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of 6.00%, 5.25%, 5.50%, 6.25%, and 5.75% of the Fund’s then current NAV per Class A, Class T, Class I, Class S, and Class L shares, respectively. If, for any distribution, the sum of (i) investment company taxable income (which term includes realized net short-term capital gains in excess of realized long-term capital losses), if any, (ii) net tax-exempt income, if any, and (iii) realized net long-term capital gains in excess of net realized short-term capital losses, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gains in excess of realized long-term capital losses) realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board of Trustees. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested in additional shares of the Fund. See “Distribution Reinvestment Policy.”

The distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to Internal Revenue Service (“IRS”) reporting will be notified of the source of the Fund’s distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DISTRIBUTION REINVESTMENT POLICY

The Fund will operate under a distribution reinvestment policy administered by DST Systems, Inc. (the “Transfer Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Sierra Total Return Fund, c/o DST Systems, Inc., P.O. Box 219731, Kansas City, MO 64121-9731. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Transfer Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Certain U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Transfer Agent at Sierra Total Return Fund, c/o DST Systems, Inc., the Sub-Administrator, P.O. Box 219731, Kansas City, MO 64121-9731. Certain transactions can be performed by calling the toll free number 1-888-292-3178.

CERTAIN U.S. FEDERAL INCOME TAX MATTERS

This summary does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, non-U.S. persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. Investors should consult their tax advisers regarding other federal, state, local or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income test each taxable and asset-diversification tests as of the end of each quarter of the taxable year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of realized net long-term capital gains over realized net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to make quarterly distributions to shareholders. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the distribution reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s current or accumulated earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). It is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund (or the applicable withholding agent) will provide shareholders and the IRS with a written notice reporting the source and tax status of all distributions promptly after the close of each calendar year.

If a shareholder sells its Fund shares or such shares are redeemed by the Fund, the shareholder will generally recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. Such gain or loss will generally be a long-term capital loss if the shareholder held its shares for more than one year; otherwise, such gain or loss generally will be short-term capital gain or loss. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption. Under certain circumstances where a shareholder tenders less than all of its shares for redemption, the redemption of shares may instead be treated as deemed dividend rather than a sale or exchange of the Fund shares if the redemption is essentially equivalent of a dividend. Shareholders tendering less than all of their Fund shares for redemption should consult their own tax advisers to determine the tax consequence of such a redemption in light of their own unique circumstances.

Shareholders may be subject to an additional 3.8% Medicare tax that is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Under the Code, the Fund (or the applicable withholding agent) will be required to report to shareholders and the IRS the gross proceeds from the redemption or exchange of Fund shares. In addition, adjusted cost basis information is required to be reported to shareholders and the IRS for covered securities, which generally include shares of a RIC. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on January 26, 2016, which was amended and restated on August 18, 2016. The Fund’s Agreement and Declaration of Trust and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provide that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund intends to offer five different classes of shares: Class A, Class T, Class I, Class S, and Class L shares. On June 6, 2017, the Fund received an exemptive order from the SEC, which permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fund Expenses.” The details of each share class are set forth in “Plan of Distribution.”

Holders of shares will be entitled to the payment of distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Distribution Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of a Delaware statutory trust, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of June 30, 2017:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Shares of beneficial interest (Class T)	Unlimited	None	84,000

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third-party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. Also, the Fund does not intend to hold annual meetings of its shareholders. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. In addition, pursuant to the 1940 Act, a Trustee may be removed by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. Reference should be made to the Declaration of Trust, which is filed herewith, for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Fund’s shares. Class T and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25% of the Fund’s average daily net assets attributable to Class T and Class L shares, respectively, and is payable on a quarterly basis. Class I shares will pay the Dealer Manager a Distribution Fee, which the Fund refers to as the “annual dealer manager fee”, that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class I shares for a period of four years from the date of each investment. The Distribution Fee attributable to Class T, Class I, and Class L shares will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341, respectively. The Distributor will reallow all or substantially all of the Distribution Fee attributable to Class T and Class L shares to the participating broker dealers. Class A and Class S shares are not subject to a Distribution Fee. Class A, Class T, Class I, and Class L shares are subject to an annual shareholder services fee equal to 0.25% of its average daily net assets of the Fund attributable to the respective share class, which the Distributor will reallow or allocate to participating broker dealers and/or financial advisors for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. In connection with each sale of Class T shares, Medley will advance 1% of the sale amount to the Distributor, which will be promptly reallowed by the Distributor as an advance payment to the participating broker dealers of the Distribution Fees and shareholder services fees payable during the first year following such sale. In exchange, the participating broker dealers and the Distributor will reimburse Medley by paying to Medley the proceeds of the Distribution Fees and shareholder services fees actually received by the Distributor during the first year following each sale.

Additional Broker and Dealer Compensation

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives or placement on a list of investment options offered by a broker or dealer. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. Nonetheless, the amount of such Additional Compensation will be included in the calculation of total underwriting compensation, which will not exceed the cap of 7.25%, 6.25%, 6.25%, and 6.25% for Class A, Class T, Class I, and Class L shares, respectively, in accordance with FINRA rules. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. In addition, the Adviser may benefit from the payment of Additional Compensation when those payments result in increased net assets for the Fund, and therefore increased management fees for the Adviser.

About the Dealer Manager.  The dealer manager for this offering is SC Distributors, LLC, which is an affiliate of Strategic Capital (the “Dealer Manager”). The Dealer Manager was formed on March 31, 2009 and registered as a broker-dealer with the SEC and FINRA on September 28, 2010. The Dealer Manager receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of Class A, Class T, Class I and Class L shares. In its capacity as dealer manager of this offering, the Dealer Manager receives (i) an upfront dealer manager fee of 2.00%, 1.25%, and 0.75% of the Fund’s public offering price per Class A, Class T, and Class L shares, respectively, and (ii) a

Distribution Fee, which the Fund refers to as the “annual dealer manager fee” with respect to Class I shares, that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class I shares for a period of four years from the date of each investment. The Dealer Manager may reallow to such selected broker-dealers all or any portion of the upfront dealer manager fee received on Class A, Class T, and Class L shares. The amount and timing of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $5. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application (attached hereto as Appendix A), together with a check made payable to Sierra Total Return Fund to:

Regular Mail:
Sierra Total Return Fund
c/o DST Systems, Inc.
PO Box 219731,
Kansas City, MO 64121-9723

Overnight Mail:
Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-292-3178 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

UMB Bank, N.A.
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871976130
FAO: (Include Account Title)

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-292-3178 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-292-3178. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Distributor will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Distributor at 1-888-292-3178 for additional assistance when completing an application.

If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;
•	how much you intend to invest;
•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are sold at the prevailing NAV per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program; and
•	a monthly shareholder services fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares.

Class A shares are not subject to an early withdrawal charge. Class A shares are subject to a total sales charge cap, which consists of the upfront sales load, early withdrawal charge (not payable in connection with Class A shares), and ongoing distribution fees (not payable in connection with Class A shares), of 7.25% under FINRA Rule 2341. The price of the Class A shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Class A shares. Investors in Class A shares will pay a sales load based fee on the amount of their investment, which may range from 3.00% to 7.00%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price
Under $100,000	5.00%	2.00%	7.00%
$100,000 to $199,999	4.25%	2.00%	6.25%
$200,000 to $299,999	3.25%	2.00%	5.25%
$300,000 to $999,999	2.25%	2.00%	4.25%
$1,000,000 and above	1.00%	2.00%	3.00%

You may be able to buy Class A shares without either a broker commission or dealer manager fee (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;
•	a current or former director or Trustee of the Fund;
•	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;
•	purchasing shares through the Adviser; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

You may be able to buy Class A shares without a broker commission when you are:

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or
•	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;
•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a upfront sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A shares the Fund purchased during that period at a price including a upfront sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the Transfer Agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class T Shares

Class T shares are sold at the prevailing NAV per Class T share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class T shares:

•	a minimum initial investment of $2,500 for regular accounts and retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program;
•	a monthly shareholder services fee that will accrue at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T shares;
•	a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class T shares, which will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341; and
•	an early withdrawal charge equal to 1.00% of the original purchase price of Class T shares repurchased by the Fund, through a quarterly repurchase offer request, during the 365 days following such shareholder’s initial purchase.

The price of the Class T shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class T shares. Investors in Class T shares will pay a sales load based on the amount of their investment, which may range from 1.50% to 2.00%, as set forth in the table below. A reallowance will be made by the Dealer Manager from the dealer manager fee paid by each investor. There are no sales loads on reinvested distributions. The following sales loads apply to your purchases of Class T shares of the Fund:

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price
Under $1,000,000	0.75%	1.25%	2.00%
$1,000,000 and above	0.25%	1.25%	1.50%

Class I Shares

Class I shares are sold at the prevailing NAV per Class I share; however, the following are additional features that should be taken into account when purchasing Class I shares include:

•	a minimum initial investment of $2,000,000 for regular accounts and retirement plan accounts;
•	a monthly shareholder services fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class I shares; and
•	a Distribution Fee, which the Fund refers to as the “annual dealer manager fee”, that will accrue at annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class I shares for a period of four years from the date of each investment, which will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges (not payable in connection with Class I shares), and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341.

Class I shares are not subject to early withdrawal charges. Class I shares may only be available through certain financial intermediaries. The price of the Class I shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class I shares. Because Class I shares are sold at the prevailing NAV per Class I share without any upfront sales load, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum investment of $2,000,000 and a minimum subsequent investment in any amount. The Fund reserves the right to waive minimum investment amounts.

Class S Shares

Class S shares are sold at the prevailing NAV per Class S share; however, the following are additional features that should be taken into account when purchasing Class S shares:

•	a minimum initial investment of $2,500 for regular accounts and retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program; and
•	Class S shares are subject to a total sales charge cap, which consists of the upfront sales load, early withdrawal charges and ongoing distribution fees, none of which are payable in connection with Class S shares, of 8.50% under FINRA Rule 2341.

Class S shares are not subject to upfront sales charges, early withdrawal charges, monthly shareholder services fees, and distribution fees. The price of the Class S shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class S shares. Because Class S shares are sold at the prevailing NAV per Class S share without any upfront sales load, the entire amount of your purchase is invested immediately. Class S shares will be sold primarily to employees, vendors, clients, and other entities or individuals associated with the Adviser and its affiliates and any direct investors in the Fund.

Class L Shares

Class L shares are sold at the prevailing NAV per Class L share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class L shares:

•	a minimum initial investment of $2,500 for regular accounts and retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program;
•	a monthly shareholder services fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares; and
•	a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L shares, which will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges (not payable in connection with Class L shares), and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341.

Class L shares are not subject to an early withdrawal charge. Class L shares are only available through certain financial intermediaries. The price of the Class L shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Class L shares. Investors in Class L shares will pay a sales load based fee on the amount of their investment, which may range from 1.75% to 4.25%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class L shares of the Fund:

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price
Under $250,000	3.50%	0.75%	4.25%
$250,000 to $500,000	2.50%	0.75%	3.25%
$500,000 to $1,000,000	1.50%	0.75%	2.25%
$1,000,000 and above	1.00%	0.75%	1.75%

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class T, Class I, and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to 0.25% of its average daily net assets of the Fund attributable to Class A, Class T, Class I, and Class L shares, respectively.

Distribution Plan

The Fund is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class T and Class L shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% and 0.25% of average daily net assets attributable to Class T and Class L shares, repectively, which reduces the respective NAV of Class T and Class L shares. Class I shares will pay the Dealer Manager a Distribution Fee, which the Fund refers to as the “annual dealer manager fee”, that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class I shares for a period of four years from the date of each investment. The Distribution Fee attributable to Class T, Class I, and Class L shares will be charged until such time the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing Distribution Fee, reaches the cap of 6.25% under FINRA Rule 2341, respectively.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon for us by Eversheds Sutherland (US) LLP, represents us on certain legal matters.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held. These reports will also be available on our website at www.sierratotalreturnfund.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-292-3178 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as the independent registered public accounting firm for the Fund. Ernst & Young LLP is located at 5 Times Square, New York, NY 10036.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file Nos. 333-209496 and 811-23137). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

PRELIMINARY PROSPECTUS

SIERRA TOTAL RETURN FUND

Maximum Offering of 40,000,000, Class A Shares,
Class T Shares, Class I Shares, Class S Shares,
and Class L Shares of Beneficial Interest

[          ], 2017

Investment Adviser

STRF Advisors LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

The information contained in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 20, 2017

STATEMENT OF ADDITIONAL INFORMATION
[          ], 2017

SIERRA TOTAL RETURN FUND

Principal Executive Offices
280 Park Ave, 6th Floor East
New York, NY 10017
(212) 759-0777

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Sierra Total Return Fund, dated [          ], 2017 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to Sierra Total Return Fund. We refer to STRF Advisors LLC, our investment adviser, as “STRF Advisors” and the “Adviser.” STRF Advisors is a majority owned subsidiary of Medley LLC, our sponsor, which we refer to as the “Sponsor;” or “Medley LLC.” The Sponsor is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. “Medley” refers, collectively, to the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, associated investment funds and their respective aff|filiates.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-292-3178 or by visiting the Fund’s website at www.sierratotalreturnfund.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

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GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund (the “Fund”). The Fund was organized as a Delaware statutory trust on January 26, 2016. The Fund’s principal office is located at 280 Park Ave, 6th Floor East, New York, NY 10017, and its telephone number is (212) 759-0777. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund intends to offer five classes of shares: Class A, Class T, Class I, Class S and Class L shares. On June 6, 2017, the Fund received an exemptive order from the SEC, which permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder services fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund seeks total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.
(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is preferred stock, to no more than 50% of the value of the Fund’s total assets).

1

(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).
(4)	Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.
(5)	Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.
(6)	Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objectives and policies, and (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan.
(7)	Purchase or sell real estate or interests in real estate in amounts that would impact the Fund’s ability to qualify as an “investment company” under the 1940 Act. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

In addition, the Fund is an interval fund and, as such, has adopted a fundamental policy stating (A) that the Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3(b)(2) under the 1940 Act, as such rule may be amended from time to time; (B) the periodic intervals between the Repurchase Request Deadlines; (C) the dates of the Repurchase Request Deadlines or the means of determining the Repurchase Request Deadlines; and (D) the maximum number of days between each Repurchase Request Deadline and the next repurchase pricing date. The Fund’s fundamental policy is that it will make a repurchase offer once each quarter of each year, at a price equal to the NAV per share, of no less than for 5% and no more than 25% of the Fund’s shares outstanding, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day. This fundamental policy may only be changed by a majority vote of the Fund’s outstanding voting securities.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board of Trustees (the “Board” or “Trustees”) without shareholder approval.

Investment Policy.  The Fund expects to pursue its investment objectives by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equity fixed-income and fixed-income related securities, as defined in the Prospectus.

Short Selling.  The Fund may engage in short sales for hedging purposes.

2

Purchase Securities on Margin.  The Fund may purchase securities on margin in which case the Fund does not fully pay for securities purchased and borrows amounts to settle the purchase.

Non-Principal Investment Strategies

Depositary Receipts.  The Fund may invest in American Depositary Receipts, as well as other “hybrid” forms of American Depositary Receipts, including European Depositary Receipts and Global Depositary Receipts. American Depositary Receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding distributions and interest and corporate actions. American Depositary Receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, American Depositary Receipts continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

Emerging Markets Securities.  The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies, currencies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Foreign Securities.  The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Money Market Instruments.  The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or

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hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a Private Investment Fund or Public Investment Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Derivatives.  The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures.  The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. The Adviser will claim an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and CFTC regulations promulgated thereunder and, therefore, is not subject to registration or regulation as such.

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The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market and to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes.  The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements.  The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

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Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Swaps.  In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associate with investment in the securities represented in the index, but also the risk that the performance of such securities, including distributions, will not exceed the interest that the Fund will be committed to pay under the swap.

Valuation of Derivative Instruments.  The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third-party pricing services, subject to the approval of the Board of Trustees. For example, if the Fund enters into a derivative transaction, such as a total return swap, where the absolute risk of loss with respect to the Fund’s investment is the notional amount of the total return swap, then the Fund may value such derivative instrument based on the Fund’s notional amount.

Debtor-in-Possession Loans.  The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. Debtor-in-possession financings allow the entity to continue its business operations while reorganizing under Chapter 11 and such financings must be approved by the bankruptcy court. These debtor-in-possession loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. Debtor-in-possession financings are typically fully secured by a lien on the debtor’s otherwise unencumbered assets or secured by a junior lien on the debtor’s encumbered assets (so long as the loan is fully secured based on the most recent current valuation or appraisal report of the debtor). Debtor-in-possession financings are often required to close with certainty and in a rapid manner in order to satisfy existing creditors and to enable the issuer to emerge from bankruptcy or to avoid a bankruptcy proceeding. There is a risk that the borrower will not emerge from Chapter 11 bankruptcy proceedings and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund’s only recourse will be against the property securing the debtor-in-possession financing.

Restricted and Illiquid Securities.  The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board of Trustees. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board of Trustees has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Rights Offerings and Warrants to Purchase.  The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and

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purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights’ and warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Special Situations.  The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues.  Some of the companies in which the Fund invests may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, a preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

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The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Equity Securities  In addition to common stocks, the Fund may invest in equity securities, including preferred stocks, convertible securities, warrants and depository receipts.

Preferred Stock.  Preferred stock has a preference over common stock in liquidation (and generally distributions as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed distribution rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to credit securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior credit security with similar stated yield characteristics. Unlike interest payments on credit securities, preferred stock distributions are payable only if declared by the board of directors or equivalent body. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities.  A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the distribution paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Rights Offerings and Warrants to Purchase.  The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights’ and warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Depositary Receipts.  The Fund may invest in American Depositary Receipts, as well as other “hybrid” forms of American Depositary Receipts, including European Depositary Receipts and Global Depositary Receipts. American Depositary Receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. American Depositary Receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, American Depositary Receipts continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

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Cash Equivalents and Short-Term Debt Securities.  For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. See “Mortgage-Backed Securities — Mortgage Pass-Through Securities” below. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so;

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC;

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal

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bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws; and

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Mortgage-Backed Securities.  The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations, commercial mortgage-backed securities, mortgage dollar rolls, collateralized mortgage obligation residuals, adjustable rate mortgage-backed securities, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities.  Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States has experienced heightened difficulties over the past several years that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) generally have increased recently and may continue to increase, and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have recently experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal

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and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). FNMA is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. government. FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. FHLMC issues Participation Certificates, which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but Participation Certificates are not backed by the full faith and credit of the U.S. government.

On September 6, 2008, the Federal Housing Finance Agency (“FHFA”) placed FNMA and FHLMC into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of trustees for each of FNMA and FHLMC. In connection with the conservatorship, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement with each of FNMA and FHLMC pursuant to which the U.S. Treasury will purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise’s operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise’s senior preferred stock and warrants to purchase 79.9% of each enterprise’s common stock. On February 18, 2009, the U.S. Treasury announced that it was doubling the size of its commitment to each enterprise under the Senior Preferred Stock Program to $200 billion. The U.S. Treasury’s obligations under the Senior Preferred Stock Program are for an indefinite period of time for a maximum amount of $200 billion per enterprise. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.

Under the Federal Housing Finance Regulatory Reform Act of 2008 (the “Reform Act”), which was included as part of the Housing and Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by FNMA or FHLMC prior to FHFA’s appointment as conservator or receiver, as applicable, if FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of FNMA’s or FHLMC’s affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver. FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for FNMA or FHLMC, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of FNMA’s or FHLMC’s assets available therefor. In the event of repudiation, the payments of interest to holders of FNMA or FHLMC mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty obligations may not be sufficient to offset any shortfalls experienced

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by such mortgage-backed security holders. Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. Although FHFA has stated that it has no present intention to do so, if FHFA, as conservator or receiver, were to transfer any such guaranty obligation to another party, holders of FNMA or FHLMC mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party. In addition, certain rights provided to holders of mortgage-backed securities issued by FNMA and FHLMC under the operative documents related to such securities may not be enforced against FHFA, or enforcement of such rights may be delayed, during the conservatorship or any future receivership. The operative documents for FNMA and FHLMC mortgage-backed securities may provide (or with respect to securities issued prior to the date of the appointment of the conservator may have provided) that upon the occurrence of an event of default on the part of FNMA or FHLMC, in its capacity as guarantor, which includes the appointment of a conservator or receiver, holders of such mortgage-backed securities have the right to replace FNMA or FHLMC as trustee if the requisite percentage of mortgage-backed securities holders consent. The Reform Act prevents mortgage-backed security holders from enforcing such rights if the event of default arises solely because a conservator or receiver has been appointed. The Reform Act also provides that no person may exercise any right or power to terminate, accelerate or declare an event of default under certain contracts to which FNMA or FHLMC is a party, or obtain possession of or exercise control over any property of FNMA or FHLMC, or affect any contractual rights of FNMA or FHLMC, without the approval of FHFA, as conservator or receiver, for a period of 45 or 90 days following the appointment of FHFA as conservator or receiver, respectively.

In addition, in a February 2011 report to Congress from the Treasury Department and the Department of Housing and Urban Development, the Obama administration provided a plan to reform America’s housing finance market. The plan would reduce the role of and eventually eliminate FNMA and FHLMC. Notably, the plan does not propose similar significant changes to GNMA, which guarantees payments on mortgage-related securities backed by federally insured or guaranteed loans such as those issued by the Federal Housing Association or guaranteed by the Department of Veterans Affairs. The report also identified three proposals for Congress and the administration to consider for the long-term structure of the housing finance markets after the elimination of FNMA and FHLMC, including implementing: (i) a privatized system of housing finance that limits government insurance to very limited groups of creditworthy low- and moderate-income borrowers; (ii) a privatized system with a government backstop mechanism that would allow the government to insure a larger share of the housing finance market during a future housing crisis; and (iii) a privatized system where the government would offer reinsurance to holders of certain highly-rated mortgage-related securities insured by private insurers and would pay out under the reinsurance arrangements only if the private mortgage insurers were insolvent.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originators/servicers and poolers, the Adviser determines that the securities meet the Fund’s quality standards. Securities issued by certain private organizations may not be readily marketable.

Collateralized Mortgage Obligations.  A collateralized mortgage obligation is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. Collateralized mortgage obligations may be collateralized

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by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. Collateralized mortgage obligations are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain collateralized mortgage obligations (known as “sequential pay” collateralized mortgage obligations), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of collateralized mortgage obligations in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay collateralized mortgage obligations until all other classes having an earlier final distribution date have been paid in full. Collateralized mortgage obligations may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Commercial Mortgage-Backed Securities.  Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Commercial Mortgage Obligation Residuals.  Collateralized mortgage obligation residuals are mortgage securities issued by agencies or instrumentalities of the U.S. government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a collateralized mortgage obligation is applied first to make required payments of principal and interest on the collateralized mortgage obligation and second to pay the related administrative expenses and any management fee of the issuer. The residual in a collateralized mortgage obligation structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related collateralized mortgage obligation residual represents income and/or a return of capital. The amount of residual cash flow resulting from a collateralized mortgage obligation will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of collateralized mortgage obligation, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on collateralized mortgage obligation residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only class of stripped mortgage-backed securities (described below). In addition, if a series of a collateralized mortgage obligation includes a class that bears interest at an adjustable rate, the yield to maturity on the related collateralized mortgage obligation residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a collateralized mortgage obligation residual. Collateralized mortgage obligation residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. Collateralized mortgage obligation residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. Collateralized mortgage obligation residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability.

Adjustable Rate Mortgage-Backed Securities.  Adjustable rate mortgage-backed securities have interest rates that reset at periodic intervals. Acquiring adjustable rate mortgage-backed securities permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which adjustable rate mortgage-backed securities are based. Such adjustable rate mortgage-backed securities generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously

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invested. Mortgages underlying most adjustable rate mortgage-backed securities, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an adjustable rate mortgage-backed security, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, adjustable rate mortgage-backed securities behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

Stripped Mortgage-Backed Securities.  Stripped mortgage-backed securities are derivative multi-class mortgage securities. Stripped mortgage-backed securities may be issued by agencies or instrumentalities of the U.S. government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. Stripped mortgage-backed securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage-backed securities will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest, while the other class will receive all of the principal. The yield to maturity on an interest-only class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

Dollar Rolls.  The Fund may enter into “dollar rolls” in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar, but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. All cash proceeds will be invested in instruments that are permissible investments for the Fund. The Fund will segregate until the settlement date cash or liquid assets, as permitted by applicable law, in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the Fund treats dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale. The Fund does not currently intend to enter into dollar rolls for financing and does not treat them as borrowings.

Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund’s right to purchase or repurchase the securities subject to the dollar roll may be restricted. Also, the instrument which the Fund is required to repurchase may be worth less than an instrument which the Fund originally held. Successful use of dollar rolls will depend upon the Adviser’s ability to manage the Fund’s interest rate and prepayments exposure. For these reasons, there is no assurance that dollar rolls can be successfully employed. The use of this technique may diminish the investment performance of the Fund compared with what such performance would have been without the use of dollar rolls.

When-Issued and Forward Commitment Securities.  The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes

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of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its NAV per share.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e. T+7 for par loans and T+20 for distressed loans, in other words, more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement pro-rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Reverse Repurchase Agreements.  The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase

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agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements.  The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Short Sales.  The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for purposes of financing and risk management and to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the

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security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Purchase Securities on Margin.  The Fund may purchase securities on margin in which case the Fund does not fully pay for securities purchased and borrows amounts to settle the purchase. Purchasing securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be transacted through reverse repurchase agreements with banks, brokers, and other financial institutions. The maximum percentage of the Fund’s assets that could be devoted to purchasing securities on margin shall be no more than 50%.

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QUARTERLY REPURCHASES AND TRANSFERS OF SHARES.

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Tenders of Class T shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 1.00%, which will be deducted from the repurchase proceeds of Class T shares, if (i) the original purchase was for amounts of $1 million or less and (ii) the selling broker received the reallowance of the dealer-manager fee.

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of the Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchases being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for a repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the respective share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-292-3178 to learn the NAV. The

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notice of the repurchase offer also will provide information concerning the NAV of the respective share class, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Shareholders who tender for repurchase of such shareholder’s Class T shares, through a quarterly repurchase offer request, within 365 days of purchase will be subject to an early withdrawal charge of 1.00% of the original purchase price of Class T shares. The Distributor may waive the imposition of the early withdrawal charge in the following situations: (1) shareholder death or (2) shareholder disability. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Code; and (iii) repurchases representing returns of excess contributions to such plans. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class A, Class I, Class S, and Class L shares will not be subject to an early withdrawal charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchases

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

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Consequences of Repurchases

Repurchases will typically be funded from available cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. In addition, the Fund may sell portfolio securities at an inopportune time and may suffer losses or unexpected tax liabilities.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets subject to a limited number of extenuating circumstances. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are the only means of liquidity through which shareholders have a right to redeem their shares, subject to a limited number of extenuating circumstances. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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MANAGEMENT OF THE FUND

Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees will consist of five members, three of whom will not be “interested persons” of our company or of STRF Advisors as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our Independent Trustees. The Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

Board of Trustees

Under our Declaration of Trust, each Trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. The Fund does not intend to hold annual meetings of its shareholders.

Trustees

Information regarding the Board of Trustees is as follows:

Name	Age	Position	Director Since
Interested Trustees:
Seth Taube(1)	47	Trustee, Chairman of the Board of Trustees and Chief Executive Officer	2016
Brook Taube(1)	47	Trustee	2016
Independent Trustees:
Jonathan Gregory Coules	47	Trustee	2016
John Hathway Dyett	47	Trustee	2016
Anthony E. Gellert	48	Trustee	2016

(1)	Seth Taube and Brook Taube are brothers.

The address for each director is c/o Sierra Total Return Fund, 280 Park Ave, 6th Floor East, New York, NY 10017.

Executive Officers Who are not Trustees

Information regarding our executive officers who are not Trustees is as follows:

Name	Age	Position
Jeffrey Tonkel	46	President
Christopher M. Mathieu	52	Chief Financial Officer, Treasurer and Secretary
John D. Fredericks	53	Chief Compliance Officer

The address for each executive officer is c/o Sierra Total Return Fund, 280 Park Ave, 6th Floor East, New York, NY 10017.

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Biographical Information

The following is information concerning the business experience of the Board of Trustees and executive officers. Our Trustees have been divided into two groups — interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.

Interested Trustees

Seth Taube has served as Chief Executive Officer and Chairman of the Board of Trustees of the Fund since its inception in 2016. He also co-founded Medley in 2006 and has served as Medley’s Co-Chief Executive Officer since then and as Co-Chairman of the Board of Directors of Medley Management Inc. since its formation. He has also served as Chief Executive Officer and Chairman of the Board of Directors of Sierra Income Corporation since its inception in 2012 and on the Board of Directors of Medley Capital Corporation since its inception in 2011. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in the Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M. Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

We believe that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries supports his appointment to the Board of Trustees.

Brook Taube has served on the Board of Trustees of the Fund since its inception in 2016. He also co-founded Medley in 2006 and has served as Medley’s Co-Chief Executive Officer since then and as Co-Chairman of the Board of Directors of Medley Management Inc. since its formation. He has also served as Chief Executive Officer and Chairman of the Board of Directors of Medley Capital Corporation since 2011 and has served on the Board of Directors of Sierra Income Corporation since its inception in 2012. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career at Bankers Trust in leveraged finance in 1992. Mr. Taube received a B.A. from Harvard University.

We believe that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries supports his appointment to the Board of Trustees.

Independent Trustees

Jonathan Gregory Coules has served on the Board of Trustees since its inception in 2016. Mr. Coules has also served as the President and Founder of JG Coules Advisors, a retained search firm which specializes in placements of senior level hedge fund, asset management and family office professionals, since its inception in March 2012. He also has experience as a retained strategic advisor, helping investment managers consider growth strategies, crisis management and related personnel decisions. Mr. Coules was previously a Managing Director at Hunter Advisors, a global retained search firm, where he focused on the Hedge Fund and Asset Management practice and led the Family Office practice, from 2008 to 2011, and a Portfolio Manager at Brencourt Advisors, a multi-billion dollar, multi-strategy hedge fund, from 2007 to 2008. Mr. Coules was also a Portfolio Manager at Metropolitan Capital Advisors, an event-driven hedge fund from 2004 – 2007. Mr. Coules is also a member of the Visiting Committee of the University of Chicago Law School, a founding Advisory Board member of The Family Office Association and a Senior Advisor to a major private family foundation focused on projects in the United States and Israel. Mr. Coules began his investment career as a research analyst at Morgan Stanley, where in 2002 he led the Broadcasting, Printing and Publishing team to a #1 ranking in Institutional Investor Magazine. Mr. Coules received a BA from the University of Chicago, an MBA from Harvard Business School and a JD from the University of Chicago Law School.

We believe that Mr. Coules’ broad and extensive experience in asset management and finance industries and as a strategic advisor supports his appointment to the Board of Trustees.

John Hathaway Dyett has served on the Board of Trustees since its inception in 2016. Mr. Dyett has also served as the Co-CEO of Salem Partners Wealth Management, LLC since 2004 and the Co-CEO of Salem Partners, LLC, an investment banking firm, since 1997. Mr. Dyett also serves on the Board of Directors of

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Femasys, Inc. and as an advisor to Akashi Therapeutics. Mr. Dyett was previously a banker with Gerard Klauer Mattison & Co., Inc. and Needham and Co., Inc. Mr. Dyett also serves on the Board of Trustees of Middlesex School in Concord. Mr. Dyett received a BA from Harvard College.

We believe that Mr. Dyett’s extensive experience in asset management and finance supports his appointment to the Board of Trustees.

Anthony E. Gellert has served on the Board of Trustees since its inception in 2016. Mr. Gellert has also served as Managing Member of the General Partner and Chief Financial Officer of Livingston Capital Fund, a hedge fund and public securities firm, since February 2001 and Managing Member of Livingston Capital Ventures, an angel investing fund, since July 2015. He previously served as a junior investment banker at Lazard Frères and Wertheim Schroder & Co. Mr. Gellert also serves as the Treasurer of the Harvard Business School Alumni Angels of Greater New York, a non-profit angel organization affiliated with The Harvard Business School Club of New York. Mr. Gellert received a BA from Harvard University and an MBA from The Harvard Business School.

We believe that Mr. Gellert’s extensive experience in asset management and finance supports his appointment to the Board of Trustees.

Executive Officers Who are not Trustees

Jeffrey Tonkel has served as President of the Fund since its inception in 2016. He joined Medley in 2011 and has served as President and as a member of the Board of Directors of Medley Management Inc. since its formation. He has also served as President of Sierra Income Corporation since July 2013 and as a member of the Board of Directors of Medley Capital Corporation since February 2014. Prior to joining Medley, Mr. Tonkel was a Managing Director with JPMorgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JPMorgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

Christopher M. Mathieu has served as the Chief Financial Officer, Treasurer and Secretary of the Fund since November 2016. He also serves as Managing Director of Medley Management Inc. since September 2016 and Chief Financial Officer, Treasurer and Secretary of Sierra Income Corporation since November 2016. Mr. Mathieu was previously a Senior Vice President, Chief Financial Officer and Treasurer of Horizon Technology Finance Corporation from 2010 until 2016. He also served as Senior Vice President and Chief Financial Officer of Horizon Technology Finance, LLC and Horizon Technology Finance Management LLC from 2003 until 2016. Before joining Horizon, Mr. Mathieu was a Vice president at GATX Ventures, Inc. from 2000 until 2003. From 1996 until 2000, Mr. Mathieu was a Vice President at Transamerica Technology Finance. Prior to Transamerica, Mr. Mathieu was a Vice President at Financing for Science International, Inc. Mr. Mathieu began his career with KPMG Peat Marwick from 1987 until 1993 where he audited financial service and middle market sectors including banks and commercial finance companies. Mr. Mathieu is a Certified Public Accountant in Connecticut and received a BS in Business Administration and Accounting from Western New England College.

John D. Fredericks has served as Chief Compliance Officer of the Fund since its inception in 2016. He has served as Medley’s General Counsel since June 2013. Mr. Fredericks has also served as the Chief Compliance Officer of Medley Capital Corporation and Sierra Income Corporation since February 2014. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, from 2000 to 2003, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers and, from 1993 to 2000, an associate at Murphy, Weir & Butler. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

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Committees of the Board of Trustees

The Board of Trustees currently has two committees: an audit committee and a nominating and corporate governance committee.

Audit Committee.  The Audit Committee operates pursuant to a charter approved by the Board of Trustees. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board of Trustees in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence, qualifications and performance of our registered public accounting firm, and the performance of our internal audit function. The Audit Committee’s responsibilities include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing our financial statements and periodic reports. The Audit Committee also establishes guidelines and makes recommendations to the Board of Trustees regarding the valuation of our investments. The Audit Committee is responsible for aiding the Board of Trustees in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The current members of the audit committee are Jonathan Gregory Coules, John Hathaway Dyett, and Anthony E. Gellert. The Board of Trustees has elected John Hathaway Dyett as the chair of the Audit Committee. The Board of Trustees has determined that John Hathaway Dyett qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of STRF Advisors as defined in Section 2(a)(19) of the 1940 Act.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee is responsible for selecting, researching, and nominating Trustees for election by our shareholders, selecting nominees to fill vacancies on the Board of Trustees or a committee of the Board of Trustees, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our Nominating and Corporate Governance Committee will consider shareholders’ proposed nominations for Trustees. The current members of the Nominating and Corporate Governance Committee are Jonathan Gregory Coules, John Hathaway Dyett, and Anthony E. Gellert, all of whom are considered independent for purposes of the 1940 Act. Anthony E. Gellert serves as the chair of the Nominating and Corporate Governance Committee.

Compensation of Trustees

As compensation for serving on the Board of Trustees, each Independent Trustee will receive an annual fee of $2,500. Independent Trustees will also receive $2,000 ($500 for each telephonic board or committee meeting) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person board or committee meeting.

Staffing

The Fund does not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of STRF Advisors and Medley Capital LLC, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. The Fund’s day-to-day investment operations are managed by STRF Advisors. In addition, the Fund reimburse Medley Capital LLC for any such costs and expenses which have been paid by Medley Capital LLC on behalf of the Fund on the terms and conditions set forth in the Administration Agreement, including the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staff to the extent that each such reimbursement amount is subject to the limitations included in the Administration Agreement.

Compensation of Executive Officers

None of our officers will receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer will be paid by Medley Capital LLC, subject to reimbursement by us of an

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allocable portion of such compensation for services rendered by them to us. To the extent that Medley Capital LLC outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to Medley Capital LLC.

Board Leadership Structure

Our business and affairs are managed under the direction of the Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of the Adviser, administrator and officers. The role of our Board of Trustees, and of any individual trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, the President, or if provided otherwise by the Board of Trustees, any Trustee chosen by the Board may serve as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. Seth Taube will serve as chairman of our Board of Trustees and is an “interested person” by virtue of his role as our Chief Executive Officer and Chief Executive Officer of STRF Advisors. We believe that it is in the best interests of our shareholders for Seth Taube to serve as chairman of our Board of Trustees because of his significant experience in matters of relevance to our business.

The Board of Trustees has designated John Hathaway Dyett as the Lead Independent Trustee. We are aware of the potential conflicts that may arise when a non-independent Trustee is chairman of the Board of Trustees, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the Independent Trustees in executive session without the presence of interested Trustees and management, the establishment of the Audit Committee and the Nominating and Corporate Governance Committee, each comprised solely of Independent Trustees and the appointment of a chief compliance officer, with whom the Independent Trustees meet at least once a year without the presence of interested Trustees and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

All of the Independent Trustees play an active role on the Board of Trustees. The Independent Trustees compose a majority of our Board of Trustees and will be closely involved in all material deliberations related to us. The Board of Trustees believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board of Trustees and equal accountability to us and our shareholders. Our Independent Trustees are expected to meet separately (i) as part of each regular Board of Trustees meeting and (ii) with our chief compliance officer, as part of at least one Board of Trustees meeting each year.

The Board of Trustees believes that its leadership structure is the optimal structure for us at this time. The Board of Trustees, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

The Board of Trustees will oversee our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). The Board of Trustees will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Board of Trustees and its committees will receive reports on our and the Advisor’s activities, including reports regarding our investment portfolio and financial accounting and reporting. The Board of Trustees will also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of STRF Advisors, the Dealer Manager, the Administrator, the Sub-Administrator, and the Transfer Agent. In addition, the Board of Trustees will meet periodically with STRF Advisors to receive reports regarding our operations, including reports on certain investment and operational risks, and our Independent Trustees will be encouraged to communicate directly with senior members of our management.

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The Board of Trustees believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or eliminated, and some risks are beyond the control of us, STRF Advisors and our other service providers.

CODES OF ETHICS

Each of the Fund, the Adviser and the Fund’s distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Board of Trustees has adopted the Adviser’s Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board of Trustees’s continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board of Trustees, at least annually, the Adviser’s Proxy Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.

Shareholders can obtain a copy of the Policies or a record of how the Adviser has voted proxies pertinent to the advisory client (as defined in the Policies) in which that have invested (1) without charge, upon request, by calling the Fund toll-free at 1-888-292-3178. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-292-3178 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of the date of this SAI, the Fund could be deemed to be under the control of the Adviser, which had voting authority with respect to 100% of the value of the outstanding interests in the Fund on such date. The Adviser is a Delaware limited liability company. All shares of the Adviser are controlled by Medley. However, it is expected that once the Fund commences investment operations and its shares are sold to the public that the Adviser’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders. As of the date of this SAI, other than the Adviser, no shareholders of record owned 5% or more of the outstanding shares of the Fund. As of the date of this SAI, the Trustees and officers owned no shares of the Fund.

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

STRF Advisors, located at 280 Park Ave, 6th Floor East, New York, NY 10017, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed on April 4, 2016. The Adviser has no experience managing a registered closed-end investment management company. The Adviser is controlled by Medley Management, Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser will compensate all Adviser personnel who provide services to the Fund.

Pursuant to the Investment Management Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter, subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to the Adviser and any interest expenses and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s quarterly repurchase offers. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle rate.

No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter. For any calendar quarter in which the Fund’s pre-incentive fee net investment income is greater than the hurdle rate, but less than or equal to 1.76%, the incentive fee will equal the amount of the Fund’s pre-incentive fee net investment income in excess of the hurdle rate. This portion of the Fund’s pre-incentive fee net investment income which exceeds the hurdle but is less than or equal to 1.76% is referred to as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.76% in any calendar quarter. For any calendar quarter in which the Fund’s pre-incentive fee net investment income exceeds 1.76% of adjusted capital, the incentive fee will equal 15.0% of pre-incentive fee net investment income.

On May 12, 2017, the Fund entered into the Expense Support Agreement with STRF Advisors. Pursuant to the Expense Support Agreement, STRF Advisors has agreed to reimburse the Fund for expenses the Fund incurs for the purpose of limiting the Fund’s payment of certain operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, incentive fees, shareholder services expenses, annual dealer manager fees, distribution fees and extraordinary expenses, such as litigation or

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reorganization costs, but inclusive of organizational costs and offering costs) in any fiscal year to 2.66% per annum of the Fund’s average daily gross assets attributable to each of Class A, Class T, Class I, Class S, and Class L shares (the “Operational Expense Limit”). The initial term of the Expense Support Agreement was for twelve months, beginning as of the effective date of the Fund’s registration, November 9, 2016. STRF Advisors and the Fund have agreed to extend the term of the Expense Support Agreement beyond November 9, 2017, for a new twelve-month period beginning as of the date of this prospectus. Following this twelve-month term, STRF Advisors may elect, in its sole discretion, to offer to continue the Expense Support Agreement for successive quarterly periods. Any such continuance must be approved by a majority of the Board of Trustees, including a majority of the trustees that are not “interested persons” of the Fund, as such term is defined under the 1940 Act. The Board of Trustees may terminate the Expense Support Agreement at any time, and there can be no assurance that the Adviser will renew the Expense Support Agreement after the twelve-month period noted above. The Adviser will be eligible to recoup expense support payments it previously made, both during the term of the Expense Support Agreement and upon its termination by the Board of Trustees, within the three years following the period in which the expenses occurred and the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s average daily gross assets with respect to the respective Class A, Class T, Class I, Class S, and Class L shares in the period of recoupment to exceed the lesser of the Operational Expense Limit in effect at the time the Expense Support Payment was made in that period or the Operational Expense Limit in effect at such time STRF Advisors seeks recoupment. See “Prospectus Summary — Expense Support Agreement”.

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities, including other investment funds and separately managed accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The 1940 Act prohibits us from co-investing in certain negotiated transactions with certain affiliates unless we receive an order from the SEC permitting us to do so. On March 29, 2017, we received the Exemptive Order from the SEC that permits us to co-invest in privately negotiated transactions with other affiliated registered investment companies, private funds, and business development companies, each of whose investment adviser is Medley LLC or an investment adviser controlled by Medley LLC, subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Board of Trustees determines that it would be in our best interest to participate in the transaction. However, neither we nor the entities with which the Exemptive Order permits us to co-invest are obligated to invest or co-invest when investment opportunities are referred to us or them.

On May 24, 2017, the Fund, STRF Advisors and certain of our affiliates filed an exemptive application for a co-investment order that would supersede the Exemptive Order (the “New Exemptive Order”) and would allow, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if or when we will receive the New Exemptive Order. The Exemptive Order will remain in effect unless and until the New Exemptive Order is granted by the SEC. The terms of the New Exemptive Order, if received, would be substantially similar to the Exemptive Order.

Subject to the applicable restrictions under the 1940 Act on co-investments with affiliates and any applicable regulatory guidance, the Adviser will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. In accordance with the Adviser’s allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates.

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To the extent that we compete with entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) the conditions of any exemptive order it may receive and other restrictions under the 1940 Act regarding co-investments with affiliates. The Adviser’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of the Adviser and its investment committee, which is comprised of a minimum of three members, including senior members of Medley as well as members of the Investment Team.

Investment Personnel

STRF Advisors, through Medley, is currently staffed with over 80 employees, including the Investment Team noted above. In addition, STRF Advisors may retain additional investment personnel in the future based upon its needs.

David G. Richards serves as the portfolio manager and is primarily responsible for the day-to-day management of the Fund. The table below shows the dollar range of shares of beneficial interest beneficially owned by the portfolio manager as of the date of this prospectus:

Name of Portfolio Manager	Dollar Range of Equity Securities in Sierra Total Return Fund
David G. Richards	None

David G. Richards is the portfolio manager of the Fund and a Managing Director of Medley. Mr. Richards was previously a member of the board of directors at American Capital LTD and served on its executive, audit and strategic review committees from November 2015 until American Capital’s merger with Ares Capital Corp. in January 2017. Prior to American Capital LTD, Mr. Richards was a portfolio manager for Pine River Capital Management L.P., where he focused on credit and equity investments in the financial sector, from February 2011 to November 2015. He has also held positions with Goldentree Asset Management, Citadel Investment Group, Raymond James & Associates and SunTrust Banks, N.A. Mr. Richards received a BS from Providence College and an MBA from Emory University.

Portfolio Manager Compensation

The portfolio manager receives no direct compensation from the Fund in connection with his portfolio management activities.

DISTRIBUTOR

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

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In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•	the best net price available;
•	the reliability, integrity and financial condition of the broker or dealer;
•	the size of and difficulty in executing the order; and
•	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the Fund’s portfolio manager in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, Trustees, investment advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) under the 1940 Act and Rule 17(e)(1) thereunder which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in the Fund shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, this summary does not described tax consequences that the Fund has assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including persons who hold the Fund shares as part of a straddle or a hedging, integrated or constructive sale transaction, persons subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, persons whose functional currency is not the U.S. dollar and financial institutions. This summary assumes that Shareholders hold the Fund shares as capital assets (within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this SAI and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and will not seek any

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ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It also does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

For purposes of this discussion, a “U.S. Shareholder” generally is a beneficial owner of Fund shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•	a trust if a court within the United States is asked to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantive decisions of the trust (or a trust that has made a valid election to be treated as a U.S. trust); or
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Shareholder” is a beneficial owner of Fund shares that is not a U.S. Shareholder or a partnership for U.S. tax purposes. This summary does not discuss the special tax rules that may apply if a Non-U.S. Shareholder holds shares as part of U.S. trade or business.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Fund shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding Fund shares should consult its tax advisors with respect to the purchase, ownership and disposition of such shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in the Fund shares will depend on the facts of his, her or its particular situation. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF INTERESTS.

Taxation as a Regulated Investment Company

The Fund intends to elect to be treated and to qualify each year thereafter as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that the Fund distributes to the Shareholders as distributions. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset-diversification requirements (as described below). In addition, in order to obtain RIC tax benefits, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of the sum of the Fund’s “investment company taxable income,” which is generally the Fund’s net taxable ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and its net tax-exempt income (if any) (the “Annual Distribution Requirement”).

If the Fund:

•	qualifies as a RIC; and
•	satisfies the Annual Distribution Requirement,

then the Fund will not be subject to U.S. federal income tax on the portion of the Fund’s income it distributes (or is deemed to distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its Shareholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the amount by which the Fund’s capital gains exceed its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) certain undistributed amounts from previous years on which the Fund paid no U.S. federal

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income tax (the “Excise Tax Avoidance Requirement”). While the Fund intends to distribute any income and capital gains in order to avoid imposition of this 4% U.S. federal excise tax, the Fund may not be successful in avoiding entirely the imposition of this tax. In that case, the Fund will be liable for the tax only on the amount by which the Fund does not meet the foregoing distribution requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•	continue to qualify as a management company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “90% Income Test”); and
•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:
º	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of the issuer); and
º	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

Some of the income and fees that the Fund will recognize may not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund may be required to recognize taxable income in circumstances in which the Fund does not receive cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with paid-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that it has not yet received in cash, such as paid-in-kind interest and deferred loan origination fees that are paid after origination of the loan. Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of accrual, the Fund may be required to make a distribution to its Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received the corresponding cash amount.

Although the Fund does not presently expect to do so, the Fund is authorized to borrow funds, to sell assets and to make taxable distributions of the Fund’s stock and debt securities in order to satisfy distribution requirements. The Fund’s ability to dispose of assets to meet its distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous. In addition, if the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions. If the Fund is unable to obtain cash from other sources to satisfy the Annual Distribution Requirement, the Fund may fail to qualify as a RIC and become subject to tax as an ordinary corporation.

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Under the 1940 Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If the Fund is prohibited from making distributions, the Fund may fail to qualify as a RIC and become subject to tax as an ordinary corporation.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If the Fund’s expenses in a given year exceed investment company taxable income, the Fund would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, the Fund may, for tax purposes, have aggregate taxable income for several years that it is required to distribute and that is taxable to its Shareholders even if such income is greater than the aggregate net income it actually earned during those years. Such required distributions may be made from the Fund’s cash assets or by liquidation of investments, if necessary. The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC and to eliminate or minimize its liability for U.S. federal corporate-level income tax and excise tax.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a “passive foreign investment company” as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether they receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those “passive foreign investment companies” on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

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Foreign Currency Transactions

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Private Investment Funds

Certain of the Private Investment Funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. For purposes of the 90% Income Test, income that the Fund realizes from equity interests in entities that are so classified will generally have the same character for the Fund as in the hands of such an entity; consequently, the Fund may be required to limit its equity investments in any such entities that earn fee income, rental income, or other nonqualifying income. Additionally, Private Investment Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Fund to monitor the source of its income, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Private Investment Funds in which the Fund may invest. The Fund may hold an investment in a Private Investment Fund through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

Investment in Collateralized Loan Obligations

Some of the collateralized loan obligations in which the Fund invests may be passive foreign investment companies, which are generally subject to the tax consequences described above. Investment in collateralized loan obligations that are passive foreign investment companies may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from passive foreign investment companies and the Fund’s proceeds from dispositions of passive foreign investment company stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (including equity tranche investments and certain debt tranche investments in a collateralized loan obligation treated as controlled foreign corporation), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a controlled foreign corporation regardless of whether the shareholder has made a QEF election with respect to such controlled foreign corporation. In general, a foreign corporation will be classified as a controlled foreign corporation if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a controlled foreign corporation, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such controlled foreign corporation. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a controlled foreign corporation exceeds the distributions from the controlled foreign corporation and the Fund’s proceeds from the dispositions of controlled foreign corporation stock during that year (i.e., phantom income).

Investments in other RICs

The Fund may invest in closed-end funds, exchange traded funds, mutual funds and other entities that seek to qualify as RICs under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, each of such entities must meet certain

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source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a RIC, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment. Also, such failure could impact the ability of the Fund to satisfy the Asset-Diversification Tests and may impact the character of any distributions to Shareholders.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Failure to Qualify as a RIC

While the Fund intends to elect to be treated as a RIC, if the Fund is unable to qualify for treatment as a RIC, and certain amelioration provisions are not applicable, the Fund would be subject to tax on all of its taxable income (including its net capital gains) at regular corporate rates. The Fund would not be able to deduct distributions to Shareholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to the Fund’s Shareholders as ordinary dividend income to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate Shareholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate Shareholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, the Fund would be required to distribute all of its previously undistributed earnings attributable to the period the Fund failed to qualify as a RIC by the end of the first year that it intends to requalify as a RIC. If the Fund has not previously qualified as a RIC or fails to requalify as a RIC for a period greater than two taxable years, it may be subject to regular corporate tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if

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the Fund had been liquidated) that the Fund elects to recognize on requalification or when recognized over the next ten years (or shorter applicable period).

The remainder of this discussion assumes that we qualify as a RIC for each taxable year.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Fund shares. To the extent such distributions paid by the Fund to Shareholders taxed at individual rates are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of the Fund’s net capital gains (which are generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of Shareholders taxed at individual rates, regardless of the U.S. shareholder’s holding period for his, her or its Fund shares and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s Fund shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

The Fund may retain some or all of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by the Fund. Because the Fund expects to pay tax on any retained capital gains at the Fund’s regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for his, her or its Fund shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to its Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.”

The Fund may distribute in the future taxable dividends that are payable in part in the Fund’s stock. Under certain applicable provision of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of shareholders are treated as taxable dividends. The IRS has issued private rulings indicating that this rule will apply even if the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many shareholders elect to receive their distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If the Fund decides to make any distributions consistent with these rulings that are payable in part in the Fund’s stock, taxable Shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, the Fund’s stock, or combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. Shareholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund’s stock at the time of the sale. Furthermore, with respect to non-U.S. Shareholders, the Fund may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion

36

of such dividend that is payable in stock. In addition, if a significant number of the Shareholders determine to sell shares of the Fund’s stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund’s stock.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

As a RIC, the Fund is subject to alternative minimum tax, also referred to as “AMT,” but any items that are treated differently for AMT purposes must be apportioned between the Fund and its U.S. Shareholders and this may affect the U.S. Shareholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each U.S. Shareholder bear to the Fund’s taxable income (determined without regard to the dividends paid deduction), unless a different method for particular item is warranted under the circumstances.

With respect to the reinvestment of distributions, a U.S. Shareholder will have all cash distributions automatically reinvested in additional Fund shares unless the U.S. Shareholder opts out of the reinvestment of distributions by delivering a written notice to the Transfer Agent administering the Fund’s distribution reinvestment plan prior to the record date of the next distribution. See “Distribution Reinvestment Policy”. Any distributions reinvested will nevertheless remain taxable to the U.S. Shareholder. The U.S. Shareholder will have an adjusted basis in the additional common shares purchased through the reinvestment equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. Shareholder’s account.

If an investor purchases Fund shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the Shareholder will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A U.S. shareholder generally will recognize taxable gain or loss if the U.S. shareholder sells or otherwise disposes of his, her or its shares of Fund shares or such Fund shares are redeemed by the Fund. The amount of gain or loss will be measured by the difference between such U.S. shareholder’s adjusted tax basis in the Fund shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. shareholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of Fund shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of Fund shares may be disallowed if other shares of Fund shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. Under certain circumstances where a shareholder tenders less than all of its shares for redemption, the redemption of shares may instead be treated as deemed dividend rather than a sale or exchange of the Fund shares if the redemption is essentially equivalent of a dividend. Shareholders tendering less than all of their Fund shares for redemption should consult their own tax advisers to determine the tax consequence of such a redemption in light of their own unique circumstances.

In general, U.S. Shareholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of recognized net long-term capital gains over recognized net short-term capital losses), including any long-term capital gain derived from an investment in the Fund’s shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. Shareholders. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. shareholders

37

currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate U.S. shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Under applicable Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. Shareholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

The Fund (or the applicable withholding agent) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

For any period that the Fund does not qualify as a “publicly offered regulated investment company,” as defined in the Code, Shareholders will be taxed as though they received a distribution of some of the Fund’s expenses. A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. The Fund anticipates that it will qualify as a publicly offered RIC for its first taxable year, but no assurance can be provided that we will in fact so qualify for any of our taxable years. If the Fund is not a publicly offered RIC for any period, a non-corporate Shareholder’s allocable portion of the Fund’s affected expenses, including its management fees, will be treated as an additional distribution to the Shareholder and will be miscellaneous itemized deductions. For non-corporate Shareholders, including individuals, trusts, and estates, miscellaneous itemized deductions are deductible only to the extent they exceed 2% of such a Shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes.

Under the Code, the Fund (or the applicable withholding agent) will be required to report to shareholders and the IRS the gross proceeds from the redemption or exchange of Fund shares. In addition, adjusted cost basis information is required to be reported to shareholders and the IRS for covered securities, which generally include shares of a RIC. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

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Taxation of Non-U.S. Shareholders

The following discussion only applies to certain Non-U.S. Shareholders. Whether an investment in the shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisers before investing in the Fund shares.

Distributions of the Fund’s “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Shareholders directly) generally are subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. No withholding is required with respect to certain distributions if (i) the distributions are properly reported as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be provided as to whether any of the Fund’s distributions will be reported as eligible for this exemption. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder, the Fund will not be required to withhold federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale of Fund shares, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder.

Under a reinvestment of distributions, Non-U.S. Shareholder will have all cash distributions automatically reinvested in additional shares of Fund shares unless it opts out of the reinvestment of distributions by delivering a written notice to the Transfer Agent administering the Fund’s distribution reinvestment plan prior to the record date of the next distribution. See “Distribution Reinvestment Policy”. Any such distributions reinvested will remain subject to the U.S. federal income tax and withholding tax discussed above.

The tax consequences to Non-U.S. Shareholders entitled to claim the benefits of an applicable tax treaty or that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. Shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If the Fund distributes the Fund’s net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Shareholder, distributions (both actual and deemed), and gains realized upon the sale of Fund shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN or Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions unless such foreign financial institutions (i) enter into an agreement with the U.S. Treasury to report certain required information with

39

respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and comply with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends, and after December 31, 2018, the gross proceeds from the sale of any property that could produce U.S. source interest or dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Shareholder and the status of the intermediaries through which they hold their shares, Non-U.S. Shareholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.

An investment in shares of the Fund by a non-U.S. shareholder may also be subject to U.S. federal estate tax.

Non-U.S. Shareholders should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Legal Counsel

Eversheds Sutherland (US) LLP acts as legal counsel to the Fund.

Custodian

U.S. Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is One Federal Street, Boston, MA 02110.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as the Fund’s independent registered public accounting firm. Ernst & Young LLP is located at 5 Times Square, New York, NY 10036.

The financial statements of the Fund as of August 11, 2016 and for the period from January 26, 2016 to August 11, 2016 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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Sierra Total Return Fund
Audited Financial Statements
Period from January 26, 2016 (Organization of Trust) to August 11, 2016

Report of the Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Sierra Total Return Fund

We have audited the accompanying statement of assets and liabilities of Sierra Total Return Fund (the Fund), as of August 11, 2016, and the related statement of operations from the period from January 26, 2016 (date of organization) to August 11, 2016. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Sierra Total Return Fund at August 11, 2016, and the results of its operations for the period from January 26, 2016 (date of organization) to August 11, 2016, in conformity with U.S. generally accepted accounting principles.

New York, NY
August 12, 2016

Sierra Total Return Fund
Statement of Assets and Liabilities
Stated in U.S. Dollars
August 11, 2016

Assets
Cash	$100,000
Deferred Offering Costs (Note 2)	383,473
Due from affiliate	115,979
Total Assets	$599,452
Liabilities
Payable for Offering Costs (Note 2)	383,473
Payable to Advisor for Organizational Costs	115,979
Total Liabilities	499,452
Net Assets	$100,000
Paid-in capital	$100,000
Shares of beneficial interest outstanding (Class T)	10,000
Net asset value, offering and redemption price per share (Class T)	$10.00

See notes to financial statements.

Sierra Total Return Fund
Statement of Operations
Stated in U.S. Dollars
Period from January 26, 2016 (Organization of Trust) to August 11, 2016

Expenses
Organizational Expenses (Note 2)	$115,979
Less: Expense support reimbursement (Note 3)	(115,979)
Net Income (Loss)	—

See notes to financial statements.

Sierra Total Return Fund
Notes to Financial Statements
Period from January 26, 2016 (Organization of Trust) to August 11, 2016

Note 1 — Organization and Registration

The Sierra Total Return Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Act of 1940, as amended (“1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund. In order to operate as an interval fund, the Fund has adopted a fundamental policy to make one repurchase offer for 5.00% of its outstanding shares at the net asset value (“NAV”) during one calendar quarter of each year. In addition to this minimum repurchase offer, the Fund may make additional quarterly written periodic tender offers of its outstanding shares in such amounts as the Fund’s board of trustees (the “Board of Trustees”) may determine.

The Fund intends to engage in a continuous offering of up to three classes of shares of beneficial interest of the Fund. The Fund is authorized to issue an unlimited number of shares.

The Fund’s investment adviser is STRF Advisors, LLC (the “Adviser”). The Adviser is registered with the United States Securities and Exchange Commission (“SEC”) as a registered investment advisor under the Investment Advisors Act of 1940.

The investment objective of The Fund is to seek a total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities The Fund expects to pursue its investment objectives by investing its assets in the debt and equities of fixed-income and fixed-income related securities. The Fund may invest without limitation in fixed-income and fixed-income related securities of any sector of any industry.

On August 11, 2016, the Adviser purchased 10,000 shares of Class T beneficial interests at $10.00 per share.

To date, the Fund has commenced its operations and has not executed any transactions other than those relating to organizational matters and the sale of 10,000 shares to the Adviser described in the previous paragraph. As of August 11, 2016, the Adviser was the sole shareholder of the Fund.

Note 2 — Significant Accounting Policies

Basis of Presentation

The Fund follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946 — Financial Services, Investment Companies. The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”). In the opinion of management, the audited financial results included herein contain all adjustments and reclassifications that are necessary for the fair presentation of financial statements for the periods included herein. All financial information is presented in U.S. Dollars, the functional currency of the Fund.

Organizational and Offering Costs

All costs incurred by the Fund in connection with its organization were expensed as incurred. Organization costs consist of costs incurred to establish the Fund and enable it legally to do business. Examples of these costs are incorporation fees, legal fees, and audit fees relating to the initial registration statement and the seed audit. The Adviser paid these organizational expenses on behalf of the Fund and the Fund has recorded a corresponding payable to the Adviser for the reimbursement of these expenses.

Offering costs incurred by the Fund are treated as deferred charges until operations commence and thereafter will be amortized over a twelve month period using the straight line method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

Sierra Total Return Fund
Notes to Financial Statements
Period from January 26, 2016 (Organization of Trust) to August 11, 2016

Note 2 — Significant Accounting Policies  – (continued)

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. The Fund deposits its cash in a financial institution which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. There are no restrictions on cash.

Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, and, if so qualified, will not be liable for federal income taxes to the extent earnings are distributed to shareholders on a timely basis.

The Fund accounts for income taxes in conformity with ASC Topic 740 – Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. There were no material uncertain income tax positions, interest, or penalties as of August 11, 2016.

Note 3 — Related Parties

Upon commencement of operations and pursuant to the Investment Management Agreement the Fund expects to enter into with the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser will be entitled to a fee consisting of two components — a base management fee and an incentive fee.

Management Fee

The Fund expects its management fee will be calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets acquired with the proceeds of leverage. No management fees will be incurred until the Fund commences operations.

Incentive Fee

The Fund expects its incentive fee will be calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, and any interest expenses and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with paid-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s Mandatory Repurchases and Discretionary Repurchases. No incentive fees will be incurred until the Fund commences operations.

Sierra Total Return Fund
Notes to Financial Statements
Period from January 26, 2016 (Organization of Trust) to August 11, 2016

Note 3 — Related Parties  – (continued)

Expense Support Agreement

The Fund entered into an Expense Support and Reimbursement Agreement, (the “Expense Support Agreement”), with the Adviser.

The Adviser agrees to reimburse the Fund for expenses the Fund incurs, but only to the extent that the Advisor’s management fees payable by the Fund plus the Fund’s ordinary annual operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) exceed 1.91%, 2.66%, and 2.21% per annum of the Fund’s average daily net assets attributable to Class A, Class T, and Class I shares, respectively. If the Expense Support Agreement expires pursuant to its terms, the Adviser shall maintain its right to repayment for any reimbursements it previously incurred within the three year period prior to expiration. Any reimbursement by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred. As of August 11, 2016, the amount recoverable by the Adviser under the Agreement was $115,979.

As of August 11, 2016, the Fund recorded $115,979 on the statement of assets and liabilities as due from affiliate relating to the Expense Support Agreement. As of August 11, 2016, the Fund recorded a net expense support reimbursement of $115,979 on the statement of operations. Expense reimbursements to the Adviser will be accrued as they become probable and estimable. As of August 11, 2016 gross expenses before expense reimbursement from the Adviser pursuant to the Expense Support Agreement was $115,979 and net expenses after taking into account the expense reimbursement from the Adviser was $0.

Administration

The Fund expects to enter into an administration agreement (“Administration Agreement”) with Medley Capital LLC, (“Medley”), an affiliate of the Advisor whereby Medley provides administrative services necessary to conduct the Fund’s day-to-day operations. Such services will include providing office facilities and equipment, clerical, bookkeeping, accounting and recordkeeping services, legal services, and all such other services as deemed necessary by the Fund The Fund will reimburse Medley for any such costs and expenses which have been paid by Medley on behalf of the Fund as set forth in the Administration Agreement.

Note 4 — Agreements

Distributor and Transfer Agent

ALPS Distributors, Inc., will serve as the Fund’s principal underwriter, within the meaning of the 1940 Act, and will act as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions.

DST Systems, Inc. (“DST”), will serve as the Transfer Agent to the Fund. Under the Transfer Agency Agreement, DST will be responsible for maintaining all shareholder records of the Fund.

Note 5 — Subsequent Events

The Adviser has evaluated subsequent events through the date of issuance of the financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements as of and for the period ended August 11, 2016.

Sierra Total Return Fund
Unaudited Financial Statements
Period from July 1, 2016 to December 31, 2016

Sierra Total Return Fund
Statement of Assets and Liabilities (unaudited)
As of December 31, 2016

ASSETS
Cash	$100,000
Deferred Offering Costs (Note 2)	836,315
Due from affiliate	235,742
Prepaid Expenses	73,879
Total assets	$1,245,936
LIABILITIES
Payable for Offering Costs (Note 2)	$836,315
Payable to Advisor for Organizational Costs	227,621
Payable to Advisor for Other Expenses	82,000
Total liabilities	$1,145,936
NET ASSETS
Paid-in capital	$100,000
Shares of beneficial interest outstanding (Class T)	4,000
Net asset value, offering and redemption price per share (Class T)	$25.00

See accompanying notes to the financial statements.

Sierra Total Return Fund
Statement of Operations (unaudited)
For the six months ended December 31, 2016

EXPENSES
Organizational Expenses (Note 2)	$227,621
Insurance Expense	8,121
Less: Expense support reimbursement (Note 3)	(235,742)
Total expenses	—
Net Income	$—

See accompanying notes to the financial statements.

Sierra Total Return Fund
Statement of Changes in Net Assets (unaudited)
For the six months ended December 31, 2016

OPERATIONS:
Net increase in net assets resulting from operations	$—
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares	100,000
Net increase in net assets from capital share transactions	100,000
NET ASSETS
Net assets at beginning of period	—
Net assets at end of period	$100,000
OTHER INFORMATION
Capital Shares Transactions
Class T
Issued	4,000
Net increase in capital shares	4,000

See accompanying notes to the financial statements.

Sierra Total Return Fund
Financial highlights (unaudited)
For the six months ended December 31, 2016

As the Fund has not yet commenced capital raising or investment activity, there are no financial highlights to report. Please refer to the financial contained herein.

See accompanying notes to the financial statements.

Sierra Total Return Fund
Notes to Financial Statements (unaudited)
December 31, 2016

Note 1 — Organization and Registration

Sierra Total Return Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Act of 1940, as amended (“1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund. In order to operate as an interval fund, the Fund has adopted a fundamental policy to make repurchase offers for 5.00% of its outstanding shares at the net asset value (“NAV”) during each calendar quarter of each year.

The Fund intends to engage in a continuous offering of Class A, Class T, Class I, Class L and Class S shares of beneficial interest of the Fund. On October 28, 2016, the Fund applied for exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees; there is no assurance, however, that the requested relief will be granted. Unless and until such exemptive relief is granted, The Fund will only offer Class T shares. The Fund is authorized to issue an unlimited number of shares.

The Fund’s investment adviser is STRF Advisors, LLC (the “Adviser”). The Adviser is registered with the U.S. Securities and Exchange Commission (“SEC”) as a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser’s registration became effective on May 12, 2016.

The investment objective of the Fund is to seek a total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities. The Fund expects to pursue its investment objectives by investing its assets in the debt and equities of fixed-income and fixed-income related securities, including real estate securities. The Fund may invest without limitation in fixed-income and fixed-income related securities of any industry, sector, or a minimum market cap. In addition, the Fund may invest across domestic and foreign markets.

On August 11, 2016, the Adviser purchased 4,000 shares of Class T beneficial interests at $25.00 per share.

As of December 31, 2016, the Fund has not commenced its operations and has not executed any transactions other than those relating to organizational matters and the sale of 4,000 shares to the Adviser described in the previous paragraph. As of December 31, 2016, the Adviser was the sole shareholder of the Fund.

Note 2 — Significant Accounting Policies

Basis of Presentation

The Fund is considered an investment company under GAAP and follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946  — Financial Services, Investment Companies. The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”). In the opinion of management, the audited financial results included herein contain all adjustments and reclassifications that are necessary for the fair presentation of financial statements for the periods included herein. All financial information is presented in U.S. Dollars, the functional currency of the Fund.

Organizational and Offering Costs

All costs incurred by the Fund in connection with its organization were expensed as incurred. Organization costs consist of costs incurred to establish the Fund and enable it legally to do business. Examples of these costs are incorporation fees, legal fees, and audit fees relating to the initial registration statement and the seed audit. The Adviser paid these organizational expenses on behalf of the Fund and the Fund has recorded a corresponding payable to the Adviser for the reimbursement of these expenses. Expenses that have been advanced by the Adviser are subject to recoupment as described in Note 3.

Offering costs incurred by the Fund are treated as deferred charges until operations commence and thereafter will be amortized over a twelve month period using the straight line method. Examples of these costs are legal fees pertaining to the Fund’s shares offered for sale, costs of printing prospectuses and SEC and state registration fees.

Sierra Total Return Fund
Notes to Financial Statements (unaudited)
December 31, 2016

Note 2 — Significant Accounting Policies – (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in a money market account. The Fund deposits its cash in a financial institution which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. There are no restrictions on cash.

Income Taxes

The Fund intends to elect to be treated and to qualify each year thereafter as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. In order fort he Fund to qualify as a RIC, it must meet income and asset-diversification tests each year. If the Fund so qualifies and satisfies certain minimum distribution requirements, the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of realized net long-term capital gains over realized net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions.

The Fund accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. There were no material uncertain income tax positions, interest, or penalties as of December 31, 2016.

Indemnification

The Fund expects to indemnify its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities.

The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

Note 3 — Related Parties

Upon commencement of operations, and pursuant to the Investment Management Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

Management Fee

The Fund expects its management fee will be calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets, including any assets acquired with the proceeds of leverage. No management fees will be incurred until the Fund commences operations.

Sierra Total Return Fund
Notes to Financial Statements (unaudited)
December 31, 2016

Note 3 — Related Parties – (continued)

Incentive Fee

The Fund expects its incentive fee will be calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter, subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to the Adviser and any interest expenses and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with paid-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s fundamental policy to make repurchase offers. No incentive fees will be incurred until the Fund commences operations.

Expense Support Agreement

The Fund entered into an Expense Support and Reimbursement Agreement, (the “Expense Support Agreement”), with the Adviser.

The Adviser agrees to reimburse the Fund for expenses the Fund incurs, but only to the extent that the Adviser’s management fees payable by the Fund plus the Fund’s ordinary annual operating expenses (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) exceed 2.66% per annum of the Fund’s average daily net assets attributable to Class T. If the Expense Support Agreement expires pursuant to its terms, the Adviser shall maintain its right to repayment for any reimbursements it previously incurred within the three year period prior to expiration. Any reimbursement by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred. The initial term of the Expense Support Agreement shall be for twelve months, beginning as of the effective date of the Fund’s registration. Following the initial term of the Expense Support Agreement, the Adviser may elect, in its sole discretion, to offer to continue the Expense Support Agreement for successive quarterly periods. Any such continuance must be approved by a majority of the Board of Trustees, including a majority of the trustees that are not “interested persons” of the Fund, as such term is defined under the 1940 Act. The Board of Trustees may terminate the Expense Support Agreement at any time, and there can be no assurance that the Adviser will renew the Expense Support Agreement after the first twelve months period. The Adviser will be eligible to recoup expense support payments it previously made, both during the term of the Expense Support Agreement and upon its termination by the Board of Trustees, within the three fiscal years following the fiscal year in which the expenses occurred and the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s total annual expenses in the year of recoupment to exceed the lesser of the total net expense cap in effect at the time the expense payment was made under the Expense Support Agreement in that year or the total net expense cap in effect at such time the Adviser seeks recoupment. As of December 31, 2016, the amount recoverable by the Adviser under the Expense Support Agreement was $235,742.

As of December 31, 2016, the Fund recorded $235,742 on the statement of assets and liabilities as due from affiliate relating to the Expense Support Agreement. As of December 31, 2016, the Fund recorded a net expense support reimbursement of $235,742 on the statement of operations. Expense reimbursements to the Adviser will be accrued as they become probable and estimable. As of December 31, 2016, gross expenses

Sierra Total Return Fund
Notes to Financial Statements (unaudited)
December 31, 2016

Note 3 — Related Parties – (continued)

before expense reimbursement from the Adviser pursuant to the Expense Support Agreement was $235,742 and net expenses after taking into account the expense reimbursement from the Adviser was $0.

Administration

The Fund entered into an administration agreement (“Administration Agreement”) with Medley Capital LLC, (“Medley”), an affiliate of the Advisor whereby Medley provides administrative services necessary to conduct the Fund’s day-to-day operations. Such services will include providing office facilities and equipment, clerical, bookkeeping, accounting and recordkeeping services, legal services, and all such other services as deemed necessary by the Fund. The Fund will reimburse Medley for any such costs and expenses which have been paid by Medley on behalf of the Fund as set forth in the Administration Agreement.

Sub-Administration

Medley entered into a sub-administration agreement with ALPS Fund Services, Inc. (“ALPS”) to serve as sub-administrator and fund accounting agent. ALPS will provide certain administrative and bookkeeping services to Medley for the benefit of the Fund.

Distributor and Transfer Agent

ALPS Distributor, Inc., serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

DST Systems, Inc. (“DST”), the parent company of ALPS, serves as the Transfer Agent to the Fund. Under the Transfer Agency Agreement, DST is responsible for maintaining all shareholder records of the Fund.

Note 4 — Subsequent Events

The Adviser has evaluated subsequent events through the date of issuance of the financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements as of and for the period ended December 31, 2016.

Sierra Total Return Fund
Notes to Financial Statements (unaudited)
December 31, 2016

Note 4 — Subsequent Events – (continued)

Appendix A

SIERRA TOTAL RETURN FUND

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A: Not applicable, as the Fund has not commenced operations.

Part B: Statement of Assets and Liabilities as of August 11, 2016

Statement of Operations for the period from January 26, 2016 (Organization of Trust) to August 11, 2016

Statement of Assets and Liabilities as of December 31, 2016 (unaudited)

Statement of Operations for the six months period December 31, 2016 (unaudited)

2.	Exhibits
a.	(1) Certificate of Trust(1)
(2) Form of Restated Certificate of Trust(2)
(3) Form of Declaration of Trust(2)
(4) Form of Amended and Restated Agreement and Declaration of Trust(2)
b.	By-laws(2)
c.	Not Applicable
d.	(1) Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Declaration of Trust
(2) Multiple Class Plan**
e.	Distribution Reinvestment Plan(2)
f.	Not Applicable
g.	Form of Investment Management Agreement(2)
h.	(1) Form of Distribution Agreement(2)
(2) Amended and Restated Distribution and Shareholder Services Plan**
(3) Form of Amended and Restated Dealer Manager Agreement*
(4) Form of Transfer Agency Agreement(3)
(5) Form of Amended and Restated Wholesale Marketing Agreement*
i.	Not Applicable
j.	Form of Custody Agreement by and between the Fund and U.S. Bank, N.A.(2)
k.	(1) Form of Administration Agreement(2)
(2) Form of Sub-Administration Agreement(2)
(3) Form of Second Amended and Restated Expense Support Agreement**
(4) Form of Indemnification Agreement(2)
l.	Opinion of Richards, Layton & Finger, P.A.**
m.	Not Applicable
n.	Consent of Ernst & Young LLP**
o.	Not Applicable

p.	Form of Subscription Agreement between Sierra Total Return Fund and the Investor(4)
r.	Code of Ethics — Jointly Adopted by the Fund and the Adviser(2)

*	To be filed by amendment
**	Filed herewith
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on February 12, 2016, and incorporated herein by reference
(2)	Previously filed as an exhibit to the Pre-Effective Amendment No. 2 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on November 4, 2016, and incorporated herein by reference
(3)	Previously filed as an exhibit to the Pre-Effective Amendment No. 3 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on November 9, 2016, and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on June 7, 2017, and incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fees		$100,700
Blue Sky		$2,000
Advertising and sales literature	$		*
Accounting fees and expenses		$30,000
Legal fees and expenses		$182,188
Printing	$		*
Seminars	$		*
Miscellaneous fees and expenses		$9,843
Total		$324,731

*	To be completed by amendment.

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that the Registrant sells all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by the Adviser and Medley because the Medley person will provide 100% of the initial capitalization of the Registrant and the Adviser is controlled by Medley.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s shares as of June 30, 2017.

Title of Class	Number of Record Holders
Shares of Beneficial Ownership (Class T)	1

Item 30. Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Restated Agreement and Declaration of Trust (the “Declaration of Trust”), Section 7 of the Registrant’s Distribution Agreement, Section 9 of the Investment Management Agreement, Section 7 of the Administration Agreement, and Section of the Dealer Manager Agreement, which are filed herewith. The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust, Distribution Agreement, the Investment Management Agreement, the Administration Agreement, and the Dealer Manager Agreement in a manner consistent with Investment Company Act Releases 11330 and 7221, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-107855), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

DST Systems, Inc., the Transfer Agent maintains certain required accounting related and financial books and records of the Registrant at P.O. Box 219731, Kansas City, MO 64121-9731. U.S. Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at One Federal Street, Boston, MA 02110. ALPS Distributors, Inc., the Fund’s distributor, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1100, Denver, CO 80203. The other required books and records are maintained by the Adviser at 280 Park Ave, 6th Floor East, New York, NY 10017.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV of the Fund declines more than ten percent from its NAV as of the effective date of the registration statement or (2) the NAV of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.
2.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by

Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
3.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of July, 2017.

SIERRA TOTAL RETURN FUND

By:	/s/ Seth Taube Name: Seth Taube Title: Chairman of the Board of Trustees, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities indicated on the 20th day of July, 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title
/s/ Seth Taube Seth Taube	Chairman of the Board of Trustees, Chief Executive Officer (Principal executive officer)
/s/ Christopher M. Mathieu Christopher M. Mathieu	Chief Financial Officer (Principal financial and accounting officer)
/s/ * Brook Taube	Trustee
/s/ * Jonathan Gregory Coules	Trustee
/s/ * John Hathaway Dyett	Trustee
/s/ * Anthony E. Gellert	Trustee

*	Signed by Seth Taube pursuant to a power of attorney signed by each individual and filed with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, on November 4, 2016.